 Exhibit 99.2
All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP and Other Financial Measures Advisory section of this document. See also the Advisories section of this document. References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Fourth Quarter Highlights
•
Generated $3.5 billion in adjusted funds from operations(1) and $1.9 billion in free funds flow(1).

•
Returned $1.7 billion to shareholders, with $1 billion in share repurchases and $700 million in dividends.

•
Record upstream production of 875,000 barrels per day (bbls/d) with upgrader utilization(2) of 103%.

•
Near record refining throughput of 486,200 bbls/d with refinery utilization of 104%.

•
Record refined product sales of 613,300 bbls/d, exceeding the previous record set in the third quarter.

•
Shifted to 100% return of excess funds to shareholders via share repurchases in the fourth quarter.

“Suncor’s fourth quarter was about finishing an exceptional year strong and building momentum for 2025,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “Performance records were set across the company in both the quarter and for the full year, including records in upstream production, refining throughput, refined product sales and asset utilization. In addition, personnel safety and operational integrity were at or near best-ever annual performance levels. Suncor’s people, company-wide, delivered by working in a team-based, results-oriented manner. Looking ahead in 2025, we remain committed to continuing to deliver high performance results with safe, reliable and cost-effective operations to achieve our free cash flow targets and create superior shareholder value.”
Annual 2024 Highlights
•
Increased normalized free funds flow(1) by $2.3 billion, relative to 2023.

•
Generated $13.8 billion in adjusted funds from operations(1) and $7.4 billion in free funds flow(1).

•
Returned $5.7 billion to shareholders, with $2.9 billion in share repurchases and $2.8 billion in dividends.

•
Record upstream production of 827,600 bbls/d with record upgrader utilization(2) of 98%.

•
Record refining throughput of 465,000 bbls/d with refinery utilization of 100%.

•
Record refined product sales of 600,400 bbls/d, with all four quarters in 2024 the highest-ever.

•
Total operating, selling and general expenses down more than $300 million versus 2023 despite significantly higher volumes.

(1)
Non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
Upgrader utilization is calculated using gross upgraded production, inclusive of internally consumed products and inter-asset transfers, and gross upgrader nameplate capacities, on an average basis of Oil Sands Base and Syncrude.

Fourth Quarter Results
Financial Highlights
	Q4	Q3	Q4
($ millions, unless otherwise noted)	2024	2024	2023
Net earnings	818	2 020	2 820

Per common share(1) (dollars)	0.65	1.59	2.18
Adjusted operating earnings(2)	1 566	1 875	1 635

Per common share(1)(2) (dollars)	1.25	1.48	1.26
Adjusted funds from operations(2)	3 493	3 787	4 034

Per common share(1)(2) (dollars)	2.78	2.98	3.12
Cash flow provided by operating activities	5 083	4 261	4 318

Per common share(1) (dollars)	4.05	3.36	3.34
Capital and exploration expenditures	1 498	1 467	1 482
Free funds flow(2)	1 923	2 232	2 482
Dividend per common share(1) (dollars)	0.57	0.55	0.55
Share repurchases per common share(3) (dollars)	0.80	0.62	0.29
Returns to shareholders(4)	1 713	1 480	1 079
Net debt(2)(5)	6 861	7 968	9 852
	Q4	Q3	Q4
Operating Highlights	2024	2024	2023
Total upstream production (mbbls/d)	875.0	828.6	808.1

Refinery utilization (%)	104	105	98

(1)
Presented on a basic per share basis.

(2)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(3)
Calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.

(4)
Includes dividends paid on common shares and repurchases of common shares.

(5)
Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Financial Results
Adjusted Operating Earnings Reconciliation(1)
	Q4	Q3	Q4
($ millions)	2024	2024	2023
Net earnings	818	2 020	2 820

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	514	(123)	(199)

Unrealized gain on risk management activities	(16)	(28)	(9)

Loss on early repayment of long-term debt(2)	144	—	—

Asset impairment and derecognition(3)	212	—	158

Gain on significant acquisition	—	—	(1 125)

Income tax (recovery) expense on adjusted operating earnings adjustments	(106)	6	(10)
Adjusted operating earnings(1)	1 566	1 875	1 635

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
During the fourth quarter of 2024, the company recorded a loss on extinguishment of long-term debt of  $144 million in the Corporate and Eliminations segment as a result of the early repayment of certain series of its outstanding notes.

(3)
During the fourth quarter of 2024, Suncor recorded an impairment of  $212 million against an equity investment in the Corporate and Eliminations segment.

2   2024 Fourth Quarter   Suncor Energy Inc.

•
Suncor’s adjusted operating earnings were $1.566 billion ($1.25 per common share) in the fourth quarter of 2024, compared to $1.635 billion ($1.26 per common share) in the prior year quarter, with the decrease primarily due to lower refined product realizations, increased royalties due to higher heavy crude price realizations, and increased depreciation, depletion and amortization (DD&A) expense, partially offset by higher sales volumes.

•
Net earnings were $818 million ($0.65 per common share) in the fourth quarter of 2024, compared to $2.820 billion ($2.18 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the fourth quarter of 2024 and the prior year quarter were impacted by the reconciling items shown in the table above.

•
Adjusted funds from operations were $3.493 billion ($2.78 per common share) in the fourth quarter of 2024, compared to $4.034 billion ($3.12 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings, as well as a larger tax benefit relating to the acquisition of TotalEnergies EP Canada Ltd. in the prior year quarter compared to the current quarter.

•
Cash flow provided by operating activities, which includes changes in non-cash working capital, increased to $5.083 billion ($4.05 per common share) in the fourth quarter of 2024, compared to $4.318 billion ($3.34 per common share) in the prior year quarter.

•
Operating, selling and general (OS&G) expenses in the fourth quarter of 2024 were comparable to the prior year quarter, primarily due to decreased operations and maintenance costs and lower commodity costs being offset by the company’s increased working interest in Fort Hills and increased share-based compensation.

Operating Results
	Q4	Q3	Q4
(mbbls/d, unless otherwise noted)	2024	2024	2023
Total Oil Sands bitumen production	951.5	909.6	866.2
SCO and diesel production	572.5	543.2	495.6

Inter-asset transfers and consumption	(28.9)	(29.4)	(19.9)
Upgraded production – net SCO and diesel	543.6	513.8	475.7
Bitumen production	342.6	294.6	327.0

Inter-asset transfers	(68.7)	(32.4)	(45.3)
Non-upgraded bitumen production	273.9	262.2	281.7
Total Oil Sands production	817.5	776.0	757.4
Exploration and Production	57.5	52.6	50.7
Total upstream production	875.0	828.6	808.1
Refinery utilization (%)	104	105	98
Refinery crude oil processed	486.2	487.6	455.9

•
Total Oil Sands bitumen production increased to a record 951,500 bbls/d in the fourth quarter of 2024, compared to 866,200 bbls/d in the prior year quarter, primarily due to record production at Firebag, the company’s increased working interest at Fort Hills and strong mining performance.

•
The company’s net synthetic crude oil (SCO) production increased to a fourth quarter record of 543,600 bbls/d, compared to 475,700 bbls/d in the prior year quarter as the company leveraged its unparalleled regional integration and high reliability, and included record quarterly upgrader utilization of 105% at Syncrude and fourth quarter record upgrader utilization of 102% at Oil Sands Base, compared to 101% and 83%, respectively, in the prior year quarter. The increase was also due to fewer planned maintenance activities at Oil Sands Base in the current quarter compared to the prior year quarter.

•
Non-upgraded bitumen production decreased to 273,900 bbls/d in the fourth quarter of 2024, compared to 281,700 bbls/d in the prior year quarter, due to higher upgrader availability more than offsetting increased bitumen production.

•
Exploration and Production (E&P) production increased to 57,500 bbls/d in the fourth quarter of 2024, compared to 50,700 bbls/d in the prior year quarter, primarily due to the addition of production from Terra Nova, and increased production at Hibernia, partially offset by the absence of production from White Rose due to the asset life extension project.

•
Strong operating performance resulted in utilization rates above 100% at all refineries for the second consecutive quarter. Overall utilization was 104% and throughput was 486,200 bbls/d, compared to 98% and 455,900 bbls/d, respectively, in the prior year quarter.

•
Achieved record refined product sales of 613,300 bbls/d in the fourth quarter of 2024, compared to 575,500 bbls/d in the prior year quarter, with the increase primarily due to higher refinery throughput and the benefit of the company’s continued investment in its extensive retail and broader sales network.

2024 Fourth Quarter   Suncor Energy Inc.   3

Corporate and Strategy Updates
•
Normalized free funds flow(1) growth update. When adjusted for a US$75 WTI Business Environment, 2024 normalized free funds flow(1) was $7.373 billion, $2.3 billion higher than 2023 normalized free funds flow(1), demonstrating significant progress towards the three-year growth target of $3.3 billion.

•
New cogeneration facility begins operating. The company began operating a cogeneration facility to replace the coke-fired boilers at Oil Sands Base Plant, which provides the steam generation required for extraction and upgrading activities at a lower cost. The cogeneration facility also generates lower-carbon-intensive power for Alberta’s power grid.

•
Quarterly dividend increase. Suncor increased its quarterly dividend by approximately 5% to $0.57 per share.

•
Debt reduction of  $1.1 billion. Suncor repaid approximately $1.1 billion aggregate principal amount of certain series of the company’s outstanding notes, capturing significant economic value and reducing future interest obligations.

•
Increase in shareholder capital allocation. With achievement of its $8 billion net debt(1) target, Suncor has moved to 100% return of excess funds to shareholders via share repurchases.

Corporate Guidance Updates
There have been no changes to the 2025 corporate guidance ranges previously issued on December 12, 2024.
For further details and advisories regarding Suncor’s 2025 corporate guidance, see www.suncor.com/guidance.
Normal Course Issuer Bid (NCIB)
	Commencement		Maximum Shares for	Maximum Shares for	Number of Shares
(thousands of common shares)	Date	Expiry	Repurchase	Repurchase (%)	Repurchased
2022 NCIB	February 8, 2022	February 7, 2023	71 650	5	26 232

Amended 2022 NCIB	May 11, 2022	February 7, 2023	143 500	10	91 912

2023 NCIB	February 17, 2023	February 16, 2024	132 900	10	47 107

2024 NCIB	February 26, 2024	February 25, 2025	128 700	10	56 892
Suncor’s current NCIB will terminate on February 25, 2025. The company intends to make an application to renew the NCIB program subsequent to the expiration of its current NCIB.
Between February 26, 2024, and February 3, 2025 pursuant to Suncor’s NCIB, Suncor repurchased 56,891,592 common shares on the open market, representing the equivalent of 4.4% of its common shares as at February 12, 2024, for $3.021 billion, at a weighted average price of $53.10 per share.
The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
(1)
Non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

4   2024 Fourth Quarter   Suncor Energy Inc.

FOURTH QUARTER DISCUSSION
February 5, 2025
Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated March 21, 2024 (the 2023 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this document and is not incorporated into this document by reference.
References to “we”, “our”, “Suncor” or “the company” means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.
Basis of Presentation
Unless otherwise noted, all financial information is derived from the company’s condensed Consolidated Financial Statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude. In 2023, Suncor completed two separate acquisitions of additional working interest in Fort Hills, increasing its ownership from 54.11% to 100%.
Common Abbreviations
For a list of the abbreviations that may be used in this document, please refer to the Common Abbreviations section of this document.
2024 Fourth Quarter   Suncor Energy Inc.   5

FOURTH QUARTER DISCUSSION
1. FOURTH QUARTER HIGHLIGHTS
•
Financial results. Adjusted funds from operations(1) were $3.493 billion ($2.78 per common share), compared to $4.034 billion ($3.12 per common share) in the prior year quarter. Adjusted operating earnings(1) were $1.566 billion ($1.25 per common share), compared to $1.635 billion ($1.26 per common share) in the prior year quarter.

•
Record upstream production. Total upstream production was 875,000 bbls/d, the highest quarterly upstream production in company history, reflecting continued strong mining performance and record production at Firebag.

•
Record upgrader utilization. The company maximized higher value SCO production through record upgrader utilization(2) of 103%, reflecting a quarterly record at Syncrude of 105% and a fourth quarter record at Oil Sands Base of 102%.

•
Near record refining throughput. Refining throughput was 486,200 bbls/d with refinery utilization of 104% and refinery utilization in excess of 100% at all refineries.

•
Record refined product sales. Refined product sales were 613,300 bbls/d, the fourth consecutive quarter of record sales.

•
Returned value to shareholders. Suncor returned approximately $1.7 billion of value to shareholders in the quarter through $1 billion in share repurchases and $713 million in dividends. In 2024, Suncor returned a total of $5.7 billion to shareholders, which included approximately $2.8 billion of dividends paid and $2.9 billion, or approximately 4.3% of its outstanding shares as at December 31, 2023, in share repurchases.

•
Normalized free funds flow(1) growth update. When adjusted for a US$75 WTI Business Environment, 2024 normalized free funds flow(1) was $7.373 billion, $2.3 billion higher than 2023 normalized free funds flow(1), demonstrating significant progress towards the three-year growth target of $3.3 billion.

•
New cogeneration facility begins operating. The company began operating a cogeneration facility to replace the coke-fired boilers at Oil Sands Base Plant, which provides the steam generation required for extraction and upgrading activities at a lower cost. The cogeneration facility also generates lower-carbon-intensive power for Alberta’s power grid.

•
Quarterly dividend increase. Suncor increased its quarterly dividend by approximately 5% to $0.57 per share.

•
Debt reduction of  $1.1 billion. Suncor repaid approximately $1.1 billion aggregate principal amount of certain series of the company’s outstanding notes, capturing significant economic value and reducing future interest obligations.

•
Increase in shareholder capital allocation. With the achievement of its $8 billion net debt(1) target, Suncor has moved to 100% return of excess funds to shareholders via share repurchases.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
Upgrader utilization is calculated using gross upgraded production, inclusive of internally consumed products and inter-asset transfers, and gross upgrader nameplate capacities, on an average basis of Oil Sands Base and Syncrude.

6   2024 Fourth Quarter   Suncor Energy Inc.

2. CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Earnings (loss) before income taxes

Oil Sands	1 625	2 660	6 607	6 811

Exploration and Production	125	133	867	1 691

Refining and Marketing	410	598	2 596	3 383

Corporate and Eliminations	(1 070)	(1)	(1 883)	(1 296)

Income tax expense	(272)	(570)	(2 171)	(2 294)
Net earnings	818	2 820	6 016	8 295
Adjusted operating earnings (loss)(1)

Oil Sands	1 609	1 526	6 505	5 967

Exploration and Production	125	133	867	1 084

Refining and Marketing	410	598	2 600	3 367

Corporate and Eliminations	(200)	(42)	(813)	(1 349)

Income tax expense included in adjusted operating earnings	(378)	(580)	(2 275)	(2 392)
Total	1 566	1 635	6 884	6 677
Adjusted funds from (used in) operations(1)

Oil Sands	3 126	2 651	11 842	10 725

Exploration and Production	274	228	1 610	1 612

Refining and Marketing	638	811	3 538	4 268

Corporate and Eliminations	(131)	10	(679)	(1 546)

Current income tax (expense) recovery	(414)	334	(2 465)	(1 734)
Total	3 493	4 034	13 846	13 325
Change in non-cash working capital	1 590	284	2 114	(981)

Cash flow provided by operating activities	5 083	4 318	15 960	12 344
Capital and exploration expenditures(2)(3)

Asset sustainment and maintenance	700	892	3 185	3 543

Economic investment	798	590	2 981	2 030
Total	1 498	1 482	6 166	5 573
Free funds flow(1)	1 923	2 482	7 363	7 497

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
Excludes capitalized interest of  $72 million and $317 million in the fourth quarter and twelve months ended December 31, 2024, respectively, compared to $70 million and $255 million in the fourth quarter and twelve months ended December 31, 2023, respectively.

(3)
Excludes capital expenditures related to assets previously held for sale of nil in the fourth quarter and twelve months ended December 31, 2024, compared to nil and $108 million in the fourth quarter and twelve months ended December 31, 2023, respectively.

2024 Fourth Quarter   Suncor Energy Inc.   7

FOURTH QUARTER DISCUSSION
Operating Highlights
	Three months ended December 31		Twelve months ended December 31
(mbbls/d, unless otherwise noted)	2024	2023	2024	2023
Production volumes

Oil Sands – Upgraded – net SCO and diesel	543.6	475.7	516.1	487.0

Oil Sands – Non-upgraded bitumen	273.9	281.7	257.7	202.6
Total Oil Sands production volumes	817.5	757.4	773.8	689.6
Exploration and Production	57.5	50.7	53.8	56.1
Total upstream production	875.0	808.1	827.6	745.7
Refinery utilization (%)	104	98	100	90

Refinery crude oil processed	486.2	455.9	465.0	420.7
Financial Results
Net Earnings
Suncor’s consolidated net earnings for the fourth quarter of 2024 were $818 million, compared to $2.820 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.
Other items affecting net earnings over these periods included:
•
An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $514 million recorded in financing expenses in the Corporate and Eliminations segment in the fourth quarter of 2024, compared to a gain of $199 million in the fourth quarter of 2023.

•
An unrealized gain on risk management activities of $16 million recorded in other income (loss) in the fourth quarter of 2024, compared to an unrealized gain of $9 million in the fourth quarter of 2023.

•
During the fourth quarter of 2024, the company recorded a loss on extinguishment of long-term debt of $144 million in the Corporate and Eliminations segment as a result of the early repayment of certain series of its outstanding notes.

•
During the fourth quarter of 2024, Suncor recorded an impairment of $212 million against an equity investment in the Corporate and Eliminations segment.

•
During the fourth quarter of 2023, Suncor recorded an impairment of $158 million against an equity investment in the Corporate and Eliminations segment.

•
During the fourth quarter of 2023, the company recorded a non-cash gain of $1.125 billion in the Oil Sands segment as a result of the acquisition of TotalEnergies EP Canada Ltd.

•
An income tax recovery related to the items noted above of $106 million in the fourth quarter of 2024, compared to a recovery of $10 million in the fourth quarter of 2023.

8   2024 Fourth Quarter   Suncor Energy Inc.

Adjusted Operating Earnings Reconciliation(1)
	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Net earnings	818	2 820	6 016	8 295

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	514	(199)	714	(184)

Unrealized (gain) loss on risk management activities	(16)	(9)	(98)	12

Loss on early repayment of long-term debt	144	—	144	—

Asset impairment and derecognition(2)	212	158	212	411

Gain on significant acquisition(3)	—	(1 125)	—	(2 034)

Restructuring charge(4)	—	—	—	275

Income tax (recovery) on adjusted operating earnings adjustments	(106)	(10)	(104)	(98)
Adjusted operating earnings(1)	1 566	1 635	6 884	6 677

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
During the third quarter of 2023, the company recorded derecognition charges of  $253 million on its Meadow Creek development properties in the Oil Sands segment.

(3)
During the first quarter of 2023, the company recorded a gain of  $302 million on the sale of its wind and solar assets in the Corporate and Eliminations segment. During the second quarter of 2023, the company recorded a gain of  $607 million on the sale of its U.K. E&P portfolio.

(4)
During the second quarter of 2023, the company recorded a restructuring charge of  $275 million in operating, selling and general (OS&G) expenses in the Corporate and Eliminations segment, related to the company’s workforce reduction plans.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this document.

Suncor’s adjusted operating earnings were $1.566 billion ($1.25 per common share) in the fourth quarter of 2024, compared to $1.635 billion ($1.26 per common share) in the prior year quarter, with the decrease primarily due to lower refined product realizations, increased royalties due to higher heavy crude price realizations, and increased depreciation, depletion and amortization (DD&A) expense, partially offset by higher sales volumes.
Adjusted Funds from Operations and Cash Flow Provided by Operating Activities
Adjusted funds from operations were $3.493 billion ($2.78 per common share) in the fourth quarter of 2024, compared to $4.034 billion ($3.12 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings, as well as a larger tax benefit relating to the acquisition of TotalEnergies EP Canada Ltd. in the prior year quarter compared to the current quarter.
2024 Fourth Quarter   Suncor Energy Inc.   9

FOURTH QUARTER DISCUSSION
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $5.083 billion ($4.05 per common share) in the fourth quarter of 2024, compared to $4.318 billion ($3.34 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a larger source of cash associated with the company’s working capital balances in the fourth quarter of 2024 compared to the prior year quarter. Working capital is subject to fluctuations based on commodity prices, the timing of transactions and seasonal factors. The source of cash in the fourth quarter of 2024 was due to decreased accounts receivable balances, primarily due to a decrease in benchmark commodity prices during the quarter and the timing of cargo settlements, an increase in accounts payable and accrued liabilities, which includes the timing impact of commodity taxes payable, and a draw of inventory related to increased sales volumes.
Operating, Selling and General Expenses
	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Operations, selling and corporate costs	2 866	2 846	10 971	10 780

Commodities	398	446	1 578	1 739

Share-based compensation and other(1)	147	103	510	864
Total operating, selling and general (OS&G) expenses	3 411	3 395	13 059	13 383

(1)
In the fourth quarter of 2024, share-based compensation expense of  $147 million included $54 million in the Oil Sands segment, $4 million in the E&P segment, $23 million in the refining and marketing (R&M) segment and $66 million in the Corporate and Eliminations segment. In the fourth quarter of 2023, share-based compensation expense of  $75 million included $27 million in the Oil Sands segment, $2 million in the E&P segment, $10 million in the R&M segment and $36 million in the Corporate and Eliminations segment. In the fourth quarter of 2023, other primarily included costs associated with investments in the company’s digital transformation and spend related to project development. In the twelve months ended December 31, 2023, other included a $275 million restructuring charge related to workforce reduction.

OS&G expenses in the fourth quarter of 2024 were comparable to the prior year quarter, primarily due to decreased operations and maintenance costs and lower commodity costs being offset by the company’s increased working interest in Fort Hills and increased share-based compensation. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.
10   2024 Fourth Quarter   Suncor Energy Inc.

Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. For additional details, see the Financial Information section of Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2023, dated March 21, 2024 (the 2023 annual MD&A).
		Average for the three months ended December 31		Average for the twelve months ended December 31
		2024	2023	2024	2023
WTI crude oil at Cushing	US$/bbl	70.30	78.35	75.70	77.60

Dated Brent crude	US$/bbl	74.70	84.05	80.75	82.60

Dated Brent/Maya crude oil FOB price differential	US$/bbl	11.85	12.55	12.95	14.19

MSW at Edmonton	Cdn$/bbl	94.95	99.70	97.60	100.45

WCS at Hardisty	US$/bbl	57.75	56.45	61.00	59.00

WCS-WTI heavy/light differential	US$/bbl	(12.55)	(21.90)	(14.70)	(18.60)

SYN-WTI premium (differential)	US$/bbl	0.85	0.30	(0.60)	2.00

Condensate at Edmonton	US$/bbl	70.65	76.25	72.95	76.60

Natural gas (Alberta spot) at AECO	Cdn$/GJ	1.45	2.15	1.35	2.50

Alberta Power Pool Price	Cdn$/MWh	51.50	81.60	62.80	133.65

New York Harbor 2-1-1 crack(1)	US$/bbl	18.80	28.60	22.90	34.40

Chicago 2-1-1 crack(1)	US$/bbl	13.85	17.10	17.95	26.15

Portland 2-1-1 crack(1)	US$/bbl	20.95	29.35	24.35	40.00

Gulf Coast 2-1-1 crack(1)	US$/bbl	17.00	23.00	21.45	32.20

U.S. Renewable Volume Obligation	US$/bbl	4.05	4.75	3.75	7.00

Suncor custom 5-2-2-1 index(2)	US$/bbl	24.25	33.45	28.20	36.60

Exchange rate (average)	US$/Cdn$	0.71	0.73	0.73	0.74

Exchange rate (end of period)	US$/Cdn$	0.69	0.76	0.69	0.76

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the 5-2-2-1 index is calculated, see Suncor’s 2023 annual MD&A.

2024 Fourth Quarter   Suncor Energy Inc.   11

FOURTH QUARTER DISCUSSION
3. SEGMENT RESULTS AND ANALYSIS
OIL SANDS
Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Operating revenues	7 661	6 987	29 260	26 035

Less: Royalties	(939)	(641)	(3 645)	(2 623)
Operating revenues, net of royalties	6 722	6 346	25 615	23 412
Earnings before income taxes	1 625	2 660	6 607	6 811
Adjusted for:

Unrealized (gain) loss on risk management activities	(16)	(9)	(102)	28

Gain on significant acquisition(1)	—	(1 125)	—	(1 125)

Derecognition and asset impairments(2)	—	—	—	253
Adjusted operating earnings(3)	1 609	1 526	6 505	5 967
Adjusted funds from operations(3)	3 126	2 651	11 842	10 725
Free funds flow(3)	2 185	1 583	7 502	6 629

(1)
During the fourth quarter of 2023, the company recorded a non-cash gain of  $1.125 billion as a result of the acquisition of TotalEnergies EP Canada Ltd.

(2)
During the third quarter of 2023, the company recorded derecognition charges of  $253 million on its Meadow Creek development properties.

(3)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Oil Sands segment adjusted operating earnings increased to $1.609 billion in the fourth quarter of 2024, compared to $1.526 billion in the prior year quarter, primarily due to increased sales volumes, partially offset by higher royalties and increased DD&A expense.
12   2024 Fourth Quarter   Suncor Energy Inc.

Production Volumes
	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2024	2023	2024	2023
Oil Sands bitumen

Upgrader bitumen throughput	677.6	584.5	649.3	617.2

Non-upgraded bitumen production	273.9	281.7	257.7	202.6
Total Oil Sands bitumen production	951.5	866.2	907.0	819.8
Upgraded – net SCO and diesel

Oil Sands operations(1)	357.6	288.9	345.8	314.9

Syncrude(1)	214.9	206.7	198.4	190.9

Inter-asset transfers and consumption(2)(3)	(28.9)	(19.9)	(28.1)	(18.8)
Upgraded – net SCO and diesel production	543.6	475.7	516.1	487.0
Non-upgraded bitumen

Oil Sands operations	180.9	171.5	141.8	123.4

Fort Hills	161.7	154.1	168.0	106.4

Syncrude	—	1.4	1.1	1.7

Inter-asset transfers(4)	(68.7)	(45.3)	(53.2)	(28.9)
Non-upgraded bitumen production	273.9	281.7	257.7	202.6
Oil Sands production volumes to market

Upgraded – net SCO and diesel	543.6	475.7	516.1	487.0

Non-upgraded bitumen	273.9	281.7	257.7	202.6
Total Oil Sands production volumes	817.5	757.4	773.8	689.6

(1)
Oil Sands Base upgrader yields are approximately 80% of bitumen throughput and Syncrude upgrader yield is approximately 85% of bitumen throughput. Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed products and inter-asset transfers.

(2)
Both Oil Sands operations and Syncrude produce diesel and other products, which are internally consumed in operations. In the fourth quarter of 2024, Oil Sands operations production volumes included 12,600 bbls/d of internally consumed products, of which 6,200 bbls/d was consumed at Oil Sands operations, 5,400 bbls/d was consumed at Fort Hills and 1,000 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,800 bbls/d of internally consumed products.

(3)
In the fourth quarter of 2024, upgraded inter-asset transfers consist of 13,500 bbls/d of sour SCO that was transferred from Oil Sands operations to Syncrude.

(4)
In the fourth quarter of 2024, non-upgraded inter-asset transfers consist of 58,400 bbls/d of bitumen that was transferred from Fort Hills to Oil Sands Base and 10,300 bbls/d of bitumen that was transferred from Firebag to Syncrude.

2024 Fourth Quarter   Suncor Energy Inc.   13

FOURTH QUARTER DISCUSSION
Total Oil Sands bitumen production increased to a record 951,500 bbls/d in the fourth quarter of 2024, compared to 866,200 bbls/d in the prior year quarter, primarily due to record production at Firebag, the company’s increased working interest at Fort Hills and strong mining performance.
The company’s SCO production increased to a fourth quarter record of 543,600 bbls/d, compared to 475,700 bbls/d in the prior year quarter as the company leveraged its unparalleled regional integration and high reliability, and included record quarterly upgrader utilization of 105% at Syncrude and fourth quarter record upgrader utilization of 102% at Oil Sands Base, compared to 101% and 83%, respectively, in the prior year quarter. The increase was also due to fewer planned maintenance activities at Oil Sands Base in the current quarter compared to the prior year quarter.
Non-upgraded bitumen production decreased to 273,900 bbls/d in the fourth quarter of 2024, compared to 281,700 bbls/d in the prior year quarter, due to higher upgrader availability more than offsetting increased bitumen production.
Sales Volumes
	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2024	2023	2024	2023
Upgraded – net SCO and diesel	538.3	457.3	513.2	486.6

Non-upgraded bitumen	282.3	277.5	260.8	199.4
Total	820.6	734.8	774.0	686.0
SCO and diesel sales volumes increased to 538,300 bbls/d in the fourth quarter of 2024, compared to 457,300 bbls/d in the prior year quarter, primarily due to the increase in SCO production volumes and a smaller build of inventory in the fourth quarter of 2024 compared to the prior year quarter.
Non-upgraded bitumen sales volumes increased to 282,300 bbls/d in the fourth quarter of 2024, compared to 277,500 bbls/d in the prior year quarter, primarily due to the increase in non-upgraded bitumen production volumes in the fourth quarter of 2024 compared to the prior year quarter and a draw of inventory in the fourth quarter of 2024 compared to a build in the prior year quarter.
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended December 31		Twelve months ended December 31
($/bbl)	2024	2023	2024	2023
Upgraded – net SCO and diesel	95.28	96.32	97.91	99.40

Non-upgraded bitumen	69.24	62.97	72.65	67.97

Weighted average	86.32	83.72	89.41	90.27

Weighted average crude, relative to WTI	(12.02)	(22.96)	(14.28)	(14.44)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Oil Sands price realizations increased in the fourth quarter of 2024 from the prior year quarter, primarily due to the improvement of heavy crude differentials and synthetic premiums, partially offset by the weakening of crude oil benchmark prices.
Royalties
Royalties for the Oil Sands segment increased in the fourth quarter of 2024 compared to the prior year quarter, primarily due to higher bitumen pricing and higher bitumen production volumes.
Expenses and Other Factors
Total Oil Sands operating expenses in the fourth quarter of 2024 were comparable to the prior year quarter, consistent with the company’s focus on asset level cost reduction and operating leverage, and included lower commodity costs and lower maintenance and operations costs, offset by the company’s increased working interest in Fort Hills and increased share-based compensation expense.
Transportation costs decreased in the fourth quarter of 2024 compared to the prior year quarter, primarily due to lower exported sales volumes as a result of increased sales within Canada and directing more feedstock to Suncor upgraders and refineries, highlighting the logistical flexibility of Suncor’s regionally integrated assets.
14   2024 Fourth Quarter   Suncor Energy Inc.

DD&A expense, excluding the impacts of derecognitions and impairments, increased in the fourth quarter of 2024, compared to the prior year quarter, primarily due to the commissioning of new assets, new leases entered into during the quarter and increased depreciation related to the company’s asset retirement obligation assets.
Financing expense and other, which includes other income, adjusted for the $1.125 billion non-cash gain on acquisition in the prior year quarter, increased in the fourth quarter of 2024 compared to the prior year quarter, primarily due to the reversal of a provision in the prior year quarter.
Cash Operating Costs
	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2024	2023	2024	2023
Oil Sands OS&G(1)	2 445	2 396	9 428	9 329
Oil Sands operations cash operating costs reconciliation

Oil Sands operations OS&G	1 261	1 315	4 797	5 174

Non-production costs(3)	117	74	246	(35)

Excess power capacity and other(4)	(63)	(83)	(245)	(388)
Oil Sands operations cash operating costs(2)	1 315	1 306	4 798	4 751

Oil Sands operations production volumes (mbbls/d)	538.5	460.4	487.6	438.3

Oil Sands operations cash operating costs(2) ($/bbl)	26.55	30.80	26.90	29.70
Fort Hills cash operating costs reconciliation

Fort Hills OS&G	567	486	2 315	1 607

Non-production costs(3)	(51)	(79)	(267)	(220)

Excess power capacity(4)	(6)	(9)	(32)	(52)
Fort Hills cash operating costs(2)	510	398	2 016	1 335

Fort Hills production volumes (mbbls/d)	161.7	154.1	168.0	106.4

Fort Hills cash operating costs(2) ($/bbl)	34.25	28.10	32.80	34.40
Syncrude cash operating costs reconciliation

Syncrude OS&G	681	711	2 604	2 837

Non-production costs(3)	(28)	(58)	(22)	(202)

Excess power capacity(4)	(4)	(5)	(17)	(24)
Syncrude cash operating costs(2)	649	648	2 565	2 611

Syncrude production volumes (mbbls/d)	214.9	208.1	199.5	192.6

Syncrude cash operating costs(2) ($/bbl)	32.80	33.85	35.15	37.15

(1)
Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In the fourth quarter and twelve months ended December 31, 2024, Oil Sands OS&G included ($64) million and ($288) million, respectively, of inventory changes and internal transfers. In the fourth quarter and twelve months ended December 31, 2023, Oil Sands OS&G included ($116) million and ($289) million, respectively, of inventory changes and internal transfers.

(2)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(3)
Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

2024 Fourth Quarter   Suncor Energy Inc.   15

FOURTH QUARTER DISCUSSION
Oil Sands operations cash operating costs per barrel(1) decreased to $26.55 in the fourth quarter of 2024, compared to $30.80 in the prior year quarter, primarily due to increased production volumes and lower commodity costs, partially offset by a higher proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base and a decrease in excess power revenues resulting from lower power prices.
Fort Hills cash operating costs per barrel(1) increased to $34.25 in the fourth quarter of 2024, compared to $28.10 in the prior year quarter, primarily due to lower absolute production volumes, and increased mining activity pursuant to the Fort Hills mine plan. On a gross basis, Fort Hills cash operating costs were consistent with the prior year period and annual cash operating costs per barrel were lower in 2024 compared to 2023.
Syncrude cash operating costs per barrel(1) decreased to $32.80 in the fourth quarter of 2024, compared to $33.85 in the prior year quarter, primarily due to increased production volumes, displacement of contractor tonnage, workforce optimizations and lower natural gas prices.
Planned Maintenance Update
There are no significant planned maintenance events for the Oil Sands segment scheduled for the first quarter of 2025.
Asset Transactions
On February 2, 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills for $712 million, bringing the company’s working interest in Fort Hills to 68.76%.
On November 20, 2023, Suncor completed the acquisition of TotalEnergies EP Canada Ltd., which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills.
(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

16   2024 Fourth Quarter   Suncor Energy Inc.

EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Operating revenues(1)	642	495	2 798	2 689

Less: Royalties(1)	(187)	(138)	(547)	(491)
Operating revenues, net of royalties	455	357	2 251	2 198
Earnings before income taxes	125	133	867	1 691
Adjusted for:

Gain on significant disposal(2)	—	—	—	(607)

Adjusted operating earnings(3)	125	133	867	1 084
Adjusted funds from operations(3)	274	228	1 610	1 612
Free funds flow(3)	19	67	703	944

(1)
Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. In the fourth quarter of 2024, revenue included a gross-up amount of  $212 million, with an offsetting amount of  $120 million in royalties in the E&P segment and $92 million in income tax expense recorded at the consolidated level. In the twelve months ended December 31, 2024, revenue included a gross-up amount of  $510 million, with an offsetting amount of  $271 million in royalties in the E&P segment and $239 million in income tax expense recorded at the consolidated level. In the fourth quarter of 2023, revenue included a gross-up amount of  $182 million, with an offsetting amount of  $105 million in royalties in the E&P segment and $77 million in income tax expense recorded at the consolidated level. In the twelve months ended December 31, 2023, revenue included a gross-up amount of  $528 million, with an offsetting amount of  $282 million in royalties in the E&P segment and $246 million in income tax expense recorded at the consolidated level.

(2)
During the second quarter of 2023, Suncor recorded a gain of  $607 million on the sale of its U.K. E&P portfolio.

(3)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Adjusted operating earnings for the E&P segment in the fourth quarter of 2024 were $125 million, compared to $133 million in the prior year quarter, with the decrease primarily due to lower realized crude prices, increased DD&A expense and higher royalties, partially offset by higher sales volumes.
2024 Fourth Quarter   Suncor Energy Inc.   17

FOURTH QUARTER DISCUSSION
Volumes
	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2024	2023	2024	2023
E&P Canada	50.3	45.3	49.7	44.4

E&P International	7.2	5.4	4.1	11.7
Total production	57.5	50.7	53.8	56.1
Total sales volumes	44.8	29.2	56.2	52.9
E&P production increased to 57,500 bbls/d in the fourth quarter of 2024, compared to 50,700 bbls/d in the prior year quarter, primarily due to the addition of production from Terra Nova and increased production at Hibernia, partially offset by the absence of production from White Rose due to the asset life extension project.
Total E&P sales volumes increased to 44,800 bbls/d in the fourth quarter of 2024, compared to 29,200 bbls/d in the prior year quarter, primarily due to the same factors that impacted production volumes and the timing of cargo sales in E&P Canada.
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended December 31		Twelve months ended December 31
($/bbl)	2024	2023	2024	2023
E&P Canada	98.26	109.51	107.38	107.62

E&P International(2)	—	—	—	109.00

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
E&P International price realizations exclude Libya.

E&P price realizations decreased in the fourth quarter of 2024 compared to the prior year quarter, in line with the decrease in benchmark prices for Brent crude.
Royalties
In the fourth quarter of 2024, E&P royalties, excluding the impact of Libya, were higher compared to the prior year quarter, primarily due to increased sales.
Expenses and Other Factors
Operating expenses increased in the fourth quarter of 2024 compared to the prior year quarter, primarily due to the restart of production at Terra Nova.
DD&A and exploration expense for the fourth quarter of 2024 increased compared to the prior year quarter, primarily due to the restart of production at Terra Nova.
Planned Maintenance Update for Operated Assets
There are no significant planned maintenance events for the E&P segment scheduled for the first quarter of 2025.
Asset Transaction
During the second quarter of 2023, the company completed the sale of its U.K. E&P portfolio for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in a gain on sale of $607 million ($607 million after-tax).
18   2024 Fourth Quarter   Suncor Energy Inc.

REFINING AND MARKETING
Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Operating revenues	7 547	8 053	31 341	31 068
Earnings before income taxes	410	598	2 596	3 383
Adjusted for:

Unrealized loss (gain) on risk management activities	—	—	4	(16)
Adjusted operating earnings(1)	410	598	2 600	3 367
Adjusted funds from operations(1)	638	811	3 538	4 268
Free funds flow(1)	286	506	2 348	3 266

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

R&M adjusted operating earnings in the fourth quarter of 2024 were $410 million, compared to $598 million in the prior year quarter. The decrease in adjusted operating earnings was primarily due to lower benchmark crack spreads, partially offset by increased refinery production and a lower first-in, first-out (FIFO) inventory valuation loss in the fourth quarter of 2024 compared to the prior year quarter.
Volumes
	Three months ended December 31		Twelve months ended December 31
	2024	2023	2024	2023
Crude oil processed (mbbls/d)

Eastern North America	232.4	217.8	213.6	212.4

Western North America	253.8	238.1	251.4	208.3
Total	486.2	455.9	465.0	420.7
Refinery utilization(1) (%)

Eastern North America	105	98	96	96

Western North America	104	98	103	85
Total	104	98	100	90
Refined product sales (mbbls/d)

Gasoline	260.3	244.2	253.3	228.0

Distillate	263.5	251.4	261.9	243.9

Other	89.5	79.9	85.2	81.2
Total	613.3	575.5	600.4	553.1
Refinery production(2) (mbbls)	47 519	44 756	180 356	163 895
Refining and marketing gross margin – First-in, first-out (FIFO)(3) ($/bbl)	30.00	37.45	36.40	45.00

Refining and marketing gross margin – Last-in, first-out (LIFO)(3) ($/bbl)	30.60	47.05	37.00	47.00

Refining operating expense(3) ($/bbl)	6.55	7.65	6.60	7.45

(1)
Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.

(2)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

2024 Fourth Quarter   Suncor Energy Inc.   19

FOURTH QUARTER DISCUSSION
Strong operating performance resulted in utilization rates above 100% at all refineries for the second consecutive quarter. Overall utilization was 104% and throughput was 486,200 bbls/d, compared to 98% and 455,900 bbls/d, respectively, in the prior year quarter.
Achieved record refined product sales of 613,300 bbls/d in the fourth quarter of 2024, compared to 575,500 bbls/d in the prior year quarter, with the increase primarily due to higher refinery throughput and the benefit of the company’s continued investment in its extensive retail and broader sales network.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin decreased to $30.60/bbl in the fourth quarter of 2024, from $47.05/bbl in the prior year quarter, primarily due to lower benchmark crack spreads, partially offset by higher location differentials associated with the company’s regional markets, contributing to a 90% margin capture compared to Suncor’s 5-2-2-1 index.

•
On a FIFO basis, Suncor’s refining and marketing gross margin decreased to $30.00/bbl in the fourth quarter of 2024, from $37.45/bbl in the prior year quarter, due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In the fourth quarter of 2024, the FIFO method of inventory valuation resulted in a loss of $29 million, compared to a loss of $431 million in the prior year quarter, for a favourable quarter-over-quarter impact of $402 million.

Expenses and Other Factors
Operating expenses in the fourth quarter of 2024 decreased compared to the prior year quarter, primarily due to lower maintenance costs in the fourth quarter of 2024, partially offset by increased share-based compensation expense. Transportation expenses increased in the fourth quarter of 2024 compared to the prior year quarter, primarily due to increased sales volumes, including higher exports.
Refining operating expense per barrel(1) decreased to $6.55 in the fourth quarter of 2024, compared to $7.65 in the prior year quarter, primarily due to lower maintenance costs and higher refinery production.
Planned Maintenance
Planned maintenance activities are scheduled at the company’s Sarnia refinery during the first quarter of 2025 and are expected to be completed in the second quarter of 2025. The anticipated impact of these maintenance activities has been reflected in the company’s 2025 guidance.
(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this document.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this document.

20   2024 Fourth Quarter   Suncor Energy Inc.

CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Loss before income taxes	(1 070)	(1)	(1 883)	(1 296)
Adjusted for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	514	(199)	714	(184)

Loss on early repayment of long-term debt(2)	144	—	144	—

Asset impairment(3)(4)	212	158	212	158

Restructuring charge(5)	—	—	—	275

Gain on significant disposal(6)	—	—	—	(302)
Adjusted operating loss(1)	(200)	(42)	(813)	(1 349)

Corporate	(92)	(341)	(695)	(1 405)

Eliminations – Intersegment profit (eliminated) realized	(108)	299	(118)	56
Adjusted funds (used in) from operations(1)	(131)	10	(679)	(1 546)
Free funds deficit(1)	(153)	(8)	(725)	(1 608)

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
During the fourth quarter of 2024, the company recorded a loss on extinguishment of long-term debt of  $144 million as a result of the early repayment of certain series of its outstanding notes.

(3)
During the fourth quarter of 2024, Suncor recorded an impairment of  $212 million against an equity investment in the Corporate and Eliminations segment.

(4)
During the fourth quarter of 2023, Suncor recorded an impairment of  $158 million against an equity investment in the Corporate and Eliminations segment.

(5)
During the second quarter of 2023, the company recorded a restructuring charge of  $275 million in OS&G expenses.

(6)
During the first quarter of 2023, the company recorded a gain of  $302 million on the sale of its wind and solar assets.

Corporate incurred an adjusted operating loss of $92 million in the fourth quarter of 2024, compared to $341 million in the prior year quarter, primarily attributable to an increased operational foreign exchange gain in the fourth quarter of 2024 compared to the prior year quarter, partially offset by an increase in share-based compensation expense in the fourth quarter of 2024 compared to the prior year quarter. Suncor capitalized $72 million of its borrowing costs in the fourth quarter of 2024 as part of the cost of major development assets and construction projects in progress, compared to $70 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products from internal purchases have been sold to third parties. During the fourth quarter of 2024, the company deferred $108 million of intersegment profit, compared to a realization of $299 million in the prior year quarter. The deferral of intersegment profit in the current quarter was primarily driven by an increase in intersegment inventory volumes.
Corporate and Eliminations adjusted funds used in operations were $131 million for the fourth quarter of 2024, compared to adjusted funds from operations of $10 million in the fourth quarter of 2023, and were influenced by the same factors impacting adjusted operating earnings, excluding the impact of share-based compensation expense.
2024 Fourth Quarter   Suncor Energy Inc.   21

FOURTH QUARTER DISCUSSION
4. INCOME TAX
	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Current income tax expense (recovery)	414	(334)	2 465	1 734

Deferred income tax (recovery) expense	(142)	904	(294)	560
Income tax expense included in net earnings	272	570	2 171	2 294

Less: Income tax expense recovery on adjusted operating earnings adjustments	(106)	(10)	(104)	(98)
Income tax expense included in adjusted operating earnings	378	580	2 275	2 392
Effective tax rate	25.0%	16.8%	26.5%	21.7%
The provision for income taxes in the fourth quarter of 2024 decreased to $272 million, compared to $570 million in the prior year quarter, primarily due to a decrease in taxable earnings. In the fourth quarter of 2024, the company’s effective tax rate on net earnings increased compared to the prior year quarter, primarily due to the impact of the non-taxable gain on the acquisition of TotalEnergies EP Canada Ltd. in the prior year quarter, as well as non-taxable foreign exchange losses on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense in the current quarter.
22   2024 Fourth Quarter   Suncor Energy Inc.

5. CAPITAL INVESTMENT UPDATE
Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended				Twelve months ended
	December 31, 2024			December 31, 2023	December 31, 2024			December 31, 2023
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total
Oil Sands

Oil Sands Base	133	218	351	553	916	936	1 852	1 972

In Situ	49	85	134	136	138	360	498	517

Fort Hills	58	134	192	75	354	406	760	397

Syncrude	161	48	209	244	742	220	962	990

E&P(3)	—	239	239	152	—	862	862	635

R&M	286	65	351	304	1 006	180	1 186	1 000

Corporate and Eliminations	13	9	22	18	29	17	46	62
	700	798	1 498	1 482	3 185	2 981	6 166	5 573
Capitalized interest on debt			72	70			317	255
Total capital and exploration expenditures			1 570	1 552			6 483	5 828

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders and maintaining current processing capacity.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets previously held for sale of nil in the fourth quarter and twelve months ended December 31, 2024, compared to nil and $108 million in the fourth quarter and twelve months ended December 31, 2023, respectively.

During the fourth quarter of 2024, the company incurred $1.498 billion of capital expenditures, excluding capitalized interest, compared to $1.482 billion in the prior year quarter. The increase was primarily driven by increased economic investment expenditures at Fort Hills due to the company’s increased working interest, and increased asset sustainment and maintenance expenditures at R&M, partially offset by decreased expenditures at Oil Sands Base due to significant planned turnaround activities in the prior year quarter.
Activity in the fourth quarter of 2024 is summarized by business unit below.
Oil Sands
In the Oil Sands segment, the company has deployed 45 of 55 new 400 tonne ultra-class haul trucks to displace smaller, less efficient and more expensive third-party trucks, with the remaining 10 anticipated to be deployed in the first quarter of 2025.
Oil Sands Base capital expenditures were $351 million in the fourth quarter of 2024 and were primarily directed towards economic investment expenditures related to the Upgrader 1 coke drum replacement, replacing the coke-fired boilers with a new cogeneration facility and the purchase of haul trucks equipped with autonomous haul systems (AHS). Asset sustainment and maintenance expenditures were primarily related to the planned turnarounds, mine tailings and other maintenance projects.
At Oil Sands Base, the company achieved its 2024 year-end deployment target of 91 autonomous haul trucks and transitioned 100% of ore to being delivered autonomously. Achieving this milestone has established Oil Sands Base as the largest single-site deployment of AHS ultra-class trucks in the world. Autonomous haulage is a key lever for Suncor to deliver a safer, more reliable, and more cost-effective operation.
In Situ capital expenditures were $134 million in the fourth quarter of 2024 and were primarily directed towards economic investment activities focused on the ongoing design and construction of well pads to develop additional reserves that are intended to maintain existing production levels. Asset sustainment and maintenance expenditures were primarily related to planned turnaround activities and other maintenance projects.
2024 Fourth Quarter   Suncor Energy Inc.   23

FOURTH QUARTER DISCUSSION
Fort Hills capital expenditures were $192 million in the fourth quarter of 2024 and were primarily directed towards economic investment expenditures related to the second North Pit mine opening and haul truck purchases. Asset sustainment and maintenance expenditures were primarily related to the development, progression and execution of mining and tailings management projects.
Syncrude capital expenditures were $209 million in the fourth quarter of 2024 and were primarily directed towards asset sustainment and maintenance expenditures, mine equipment purchases and tailings development. Economic investment expenditures were directed towards progressing the Mildred Lake West Extension mining project.
Exploration and Production
E&P capital and exploration expenditures were $239 million in the fourth quarter of 2024 and were focused on economic investment projects, primarily relating to the West White Rose Project and the SeaRose Asset Life Extension Project.
Refining and Marketing
R&M capital expenditures were $351 million in the fourth quarter of 2024 and were primarily related to asset sustainment and maintenance activities focused on the sustainment of refinery, retail and logistics assets. Economic investment expenditures were primarily related to enhancing the company’s sales and marketing business.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $22 million in the fourth quarter of 2024 and were primarily directed towards investment in digital technologies.
24   2024 Fourth Quarter   Suncor Energy Inc.

6. FINANCIAL CONDITION AND LIQUIDITY
Indicators
	Twelve months ended December 31
	2024	2023
Return on capital employed (ROCE)(1)(2)(3) (%)	13.0	16.3
Net debt to adjusted funds from operations(1)(4) (times)	0.5	0.7
Total debt to total debt plus shareholders’ equity(1)(4) (%)	18.9	21.1
Net debt to net debt plus shareholders’ equity(1)(4) (%)	13.4	18.5

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
For the twelve months ended December 31, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. For the twelve months ended December 31, 2023, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

(3)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(4)
Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2025 capital spending program of $6.1 billion to $6.3 billion, and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements, and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment-grade debt ratings.
Available Sources of Liquidity
For the three months ended December 31, 2024, cash and cash equivalents increased to $3.484 billion from $3.005 billion as at September 30, 2024. The source of cash in the fourth quarter of 2024 was due to the company’s cash flow provided by operating activities exceeding the company’s capital and exploration expenditures, the repayment of long-term debt, the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB) and the payment of dividends.
For the twelve months ended December 31, 2024, cash and cash equivalents increased to $3.484 billion from $1.729 billion as at December 31, 2023, due to the company’s cash flow provided by operating activities exceeding the company’s capital and exploration expenditures, the repurchase of Suncor’s common shares under its NCIB, the payment of dividends, the repayment of long-term debt and a decrease in short-term indebtedness.
As at December 31, 2024, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 16 days.
As at December 31, 2024, available credit facilities for liquidity purposes were $5.475 billion, compared to $4.957 billion as at December 31, 2023. The increase in available credit facilities was primarily due to a decrease in short-term indebtedness. In the fourth quarter of 2024, the company extended the maturity of its syndicated credit facilities from June 2026 to October 2027 and October 2028.
In the fourth quarter of 2024, Standard & Poor’s downgraded Suncor’s long-term senior debt rating to a BBB- rating, with a stable outlook. Suncor’s other-long term senior debt ratings remain unchanged.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects will help the company maintain its ability to manage project costs and debt levels.
2024 Fourth Quarter   Suncor Energy Inc.   25

FOURTH QUARTER DISCUSSION
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt and lease liabilities to not exceed 65% of its total debt and lease liabilities plus shareholders’ equity. As at December 31, 2024, total debt and lease liabilities to total debt and lease liabilities plus shareholders’ equity was 24.8% (December 31, 2023 – 26.3%). The company also continues to be in compliance with all operating covenants under its debt agreements.
Change in Debt
	Three months ended	Twelve months ended
($ millions)	December 31, 2024	December 31, 2024
Total debt(1)(2) – beginning of period	10 973	11 581

Decrease in long-term debt	(1 101)	(1 396)

Decrease in short-term debt	—	(503)

Foreign exchange on debt, and other	473	663
Total debt(1)(2) – December 31, 2024	10 345	10 345

Less: Cash and cash equivalents – December 31, 2024	3 484	3 484
Net debt(1)(2) – December 31, 2024	6 861	6 861

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

(2)
Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

The company’s total debt decreased in the fourth quarter of 2024, primarily due to the repayment of $1.1 billion of long-term debt, partially offset by unfavourable foreign exchange rates on U.S. dollar denominated debt compared to September 30, 2024.
The company’s total debt decreased in the twelve months ended December 31, 2024, primarily due to the repayment of long-term debt and a decrease in short-term indebtedness, partially offset by unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2023.
As at December 31, 2024, Suncor’s net debt was $6.861 billion, compared to $7.968 billion at September 30, 2024, and $9.852 billion at December 31, 2023. The decrease in net debt was primarily due to an increase in cash and cash equivalents and the factors discussed above.
Common Shares
December 31,
(thousands)	2024
Common shares	1 244 332

Common share options – exercisable	5 966

Common share options – non-exercisable	2 169
As at February 3, 2025, the total number of common shares outstanding was 1,240,921,427 and the total number of exercisable and non-exercisable common share options outstanding was 6,759,810. Once vested, each outstanding common share option is exercisable for one common share.
26   2024 Fourth Quarter   Suncor Energy Inc.

Share Repurchases
	Commencement		Maximum Shares for	Maximum Shares for	Number of Shares
(thousands of common shares)	Date	Expiry	Repurchase	Repurchase (%)	Repurchased
2022 NCIB	February 8, 2022	February 7, 2023	71 650	5	26 232

Amended 2022 NCIB	May 11, 2022	February 7, 2023	143 500	10	91 912

2023 NCIB	February 17, 2023	February 16, 2024	132 900	10	47 107

2024 NCIB	February 26, 2024	February 25, 2025	128 700	10	56 892
Suncor’s current NCIB will terminate on February 25, 2025. The company intends to make an application to renew the NCIB program subsequent to the expiration of its current NCIB.
Between February 26, 2024, and February 3, 2025, pursuant to Suncor’s NCIB, Suncor repurchased 56,891,592 common shares on the open market, representing the equivalent of 4.4% of its common shares as at February 12, 2024, for $3.021 billion, at a weighted average price of $53.10 per share.
The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2024	2023	2024	2023
Share repurchase activities (thousands of common shares)	18 521	8 453	55 564	51 982

Weighted average repurchase price per share (dollars per share)	53.99	44.37	52.33	42.96

Share repurchase cost	1 000	375	2 908	2 233
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2023 annual MD&A, with no material updates to note during the twelve months ended December 31, 2024. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.
2024 Fourth Quarter   Suncor Energy Inc.   27

FOURTH QUARTER DISCUSSION
7. QUARTERLY FINANCIAL DATA
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023
Total production (mbbls/d)

Oil Sands	817.5	776.0	716.0	785.0	757.4	646.1	679.1	675.1

Exploration and Production	57.5	52.6	54.6	50.3	50.7	44.4	62.8	67.0
Total upstream production	875.0	828.6	770.6	835.3	808.1	690.5	741.9	742.1
Refinery crude oil processed (mbbls/d)	486.2	487.6	430.5	455.3	455.9	463.2	394.4	367.7
Revenues and other income

Gross revenues	13 657	13 905	14 014	13 305	13 589	13 911	12 434	12 272

Royalties	(1 126)	(1 017)	(1 125)	(924)	(779)	(1 262)	(715)	(358)
Operating revenues, net of royalties	12 531	12 888	12 889	12 381	12 810	12 649	11 719	11 914

Other (loss) income	(28)	174	151	148	1 328	(13)	(3)	342
	12 503	13 062	13 040	12 529	14 138	12 636	11 716	12 256
Net earnings	818	2 020	1 568	1 610	2 820	1 544	1 879	2 052

Per common share – basic (dollars)	0.65	1.59	1.22	1.25	2.18	1.19	1.44	1.54
Adjusted operating earnings(1)	1 566	1 875	1 626	1 817	1 635	1 980	1 253	1 809

Per common share(2)(3) (dollars)	1.25	1.48	1.27	1.41	1.26	1.52	0.96	1.36
Adjusted funds from operations(1)	3 493	3 787	3 397	3 169	4 034	3 634	2 655	3 002

Per common share(2)(3) (dollars)	2.78	2.98	2.65	2.46	3.12	2.80	2.03	2.26
Cash flow provided by operating activities	5 083	4 261	3 829	2 787	4 318	4 184	2 803	1 039

Per common share(3) (dollars)	4.05	3.36	2.98	2.16	3.34	3.22	2.14	0.78
Free funds flow(5)	1 923	2 232	1 350	1 858	2 482	2 057	1 042	1 916

Per common share(2)(3) (dollars)	1.53	1.76	1.05	1.44	1.92	1.58	0.80	1.44
ROCE(2)(4) (%) for the twelve months ended	13.0	15.6	15.6	15.7	16.3	16.5	13.2	18.5
ROCE excluding impairments and impairment reversals(2)(4) (%) for the twelve months ended	13.0	15.6	15.6	15.7	16.3	16.5	16.7	22.1
Net debt(5)(6)	6 861	7 968	9 054	9 552	9 852	9 837	11 170	12 439
Common share information (dollars)

Dividend per common share(3)	0.57	0.55	0.55	0.55	0.55	0.52	0.52	0.52

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	51.31	49.92	52.15	49.99	42.45	46.71	38.86	41.96

New York Stock Exchange (US$)	35.68	36.92	38.10	36.91	32.04	34.38	29.32	31.05

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document. Adjusted operating earnings and adjusted funds from operations are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and the Segment Results and Analysis section in the respective Quarterly Report to Shareholders (Quarterly Report) issued by Suncor in respect of the relevant quarter, which information is incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(2)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section in the respective Quarterly Report in respect of the relevant quarter, which information is incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(3)
Presented on a basic per share basis.

(4)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(5)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document. Non-GAAP measures included in net debt and free funds flow are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis in the respective Quarterly Report in respect of the relevant quarter, which information is incorporated by refence herein and available on SEDAR+ at www.sedarplus.ca.

(6)
Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

28   2024 Fourth Quarter   Suncor Energy Inc.

Business Environment
(average for the three months ended)		Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023
WTI crude oil at Cushing	US$/bbl	70.30	75.15	80.55	76.95	78.35	82.20	73.75	76.10

Dated Brent crude	US$/bbl	74.70	80.25	84.90	83.25	84.05	86.70	78.35	81.25

Dated Brent/Maya FOB price differential	US$/bbl	11.85	13.90	12.05	14.10	12.55	11.15	14.75	18.40

MSW at Edmonton	Cdn$/bbl	94.95	98.00	105.25	92.20	99.70	107.80	95.10	99.05

WCS at Hardisty	US$/bbl	57.75	61.65	67.00	57.60	56.45	69.30	58.70	51.35

WCS-WTI heavy/light differential	US$/bbl	(12.55)	(13.50)	(13.55)	(19.35)	(21.90)	(12.90)	(15.05)	(24.75)

SYN-WTI premium (differential)	US$/bbl	0.85	1.30	2.80	(7.40)	0.30	2.80	2.90	2.10

Condensate at Edmonton	US$/bbl	70.65	71.30	77.15	72.80	76.25	77.90	72.35	79.85

Natural gas (Alberta spot) at AECO	Cdn$/GJ	1.45	0.65	1.10	2.20	2.15	2.50	2.35	3.05

Alberta Power Pool Price	Cdn$/MWh	51.50	55.35	45.15	99.30	81.60	151.60	159.80	142.00

New York Harbor 2-1-1 crack(1)	US$/bbl	18.80	21.05	24.75	27.05	28.60	39.95	32.30	36.70

Chicago 2-1-1 crack(1)	US$/bbl	13.85	19.35	18.85	19.80	17.10	27.45	28.60	31.55

Portland 2-1-1 crack(1)	US$/bbl	20.95	20.35	29.30	26.85	29.35	55.90	37.30	37.40

Gulf Coast 2-1-1 crack(1)	US$/bbl	17.00	18.90	22.10	27.95	23.00	39.10	29.15	37.65

U.S. Renewable Volume Obligation	US$/bbl	4.05	3.90	3.40	3.70	4.75	7.45	7.70	8.20

Suncor custom 5-2-2-1 index(2)	US$/bbl	24.25	26.05	26.70	35.95	33.45	36.00	34.20	42.80

Exchange rate (average)	US$/Cdn$	0.71	0.73	0.73	0.74	0.73	0.75	0.74	0.74

Exchange rate (end of period)	US$/Cdn$	0.69	0.74	0.73	0.74	0.76	0.74	0.76	0.74

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2023 annual MD&A.

2024 Fourth Quarter   Suncor Energy Inc.   29

FOURTH QUARTER DISCUSSION
8. OTHER ITEMS
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2023 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2023.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2023, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2023 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2023, note 10 to the unaudited interim Consolidated Financial Statements for the twelve months ended December 31, 2024, and the Financial Condition and Liquidity section of the 2023 annual MD&A.
30   2024 Fourth Quarter   Suncor Energy Inc.

9. NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY
Certain financial measures in this document – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial and Operating Information and Segment Results and Analysis sections of this document.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Within this document, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this document. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for the company’s Libya operations, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of the company’s Libya operations, as royalties in Libya are included in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.

•
The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals
ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized
2024 Fourth Quarter   Suncor Energy Inc.   31

FOURTH QUARTER DISCUSSION
foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended December 31
($ millions, except as noted)		2024	2023
Adjustments to net earnings

Net earnings		6 016	8 295

Add (deduct) after-tax amounts for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		615	(179)

Net interest expense		279	401
Adjusted net earnings(1)	A	6 910	8 517
Capital employed – beginning of twelve-month period

Net debt(2)(4)		9 852	10 627

Shareholders’ equity		43 279	39 367
		53 131	49 994
Capital employed – end of twelve-month period

Net debt(2)(4)		6 861	9 852

Shareholders’ equity		44 514	43 279
		51 375	53 131
Average capital employed	B	52 972	52 119
ROCE (%)(3)(5)	A/B	13.0	16.3

(1)
Total before-tax impact of adjustments is $1.042 billion for the twelve months ended December 31, 2024, and $344 million for the twelve months ended December 31, 2023.

(2)
Net debt is a non-GAAP financial measure.

(3)
For the twelve months ended December 31, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. For the twelve months ended December 31, 2023, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

(4)
Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(5)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Adjusted Funds From (Used In) Operations
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or Quarterly Report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.
32   2024 Fourth Quarter   Suncor Energy Inc.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	1 625	2 660	125	133	410	598	(1 070)	(1)	—	—	1 090	3 390

Adjustments for:

Depreciation, depletion, amortization and impairment	1 390	1 214	162	99	269	256	30	29	—	—	1 851	1 598

Accretion	128	116	17	15	3	2	—	—	—	—	148	133

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	514	(199)	—	—	514	(199)

Change in fair value of financial instruments and trading inventory	1	(65)	(7)	(1)	(53)	(30)	—	—	—	—	(59)	(96)

Bargain purchase gain and revaluations	—	(1 125)	—	—	—	—	—	—	—	—	—	(1 125)

(Gain) loss on disposal of assets	(6)	—	—	8	(5)	(2)	(1)	(3)	—	—	(12)	3

Loss on extinguishment of long-term debt	—	—	—	—	—	—	144	—	—	—	144	—

Share-based compensation	55	30	4	4	26	10	69	24	—	—	154	68

Settlement of decommissioning and restoration liabilities	(95)	(70)	(24)	(24)	(20)	(16)	—	—	—	—	(139)	(110)

Other	28	(109)	(3)	(6)	8	(7)	183	160	—	—	216	38

Current income tax (expense) recovery	—	—	—	—	—	—	—	—	(414)	334	(414)	334
Adjusted funds from (used in) operations	3 126	2 651	274	228	638	811	(131)	10	(414)	334	3 493	4 034

Change in non-cash working capital											1 590	284
Cash flow provided by operating activities											5 083	4 318
2024 Fourth Quarter   Suncor Energy Inc.   33

FOURTH QUARTER DISCUSSION
Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	6 607	6 811	867	1 691	2 596	3 383	(1 883)	(1 296)	—	—	8 187	10 589

Adjustments for:

Depreciation, depletion, amortization and impairment	5 134	4 902	707	483	996	934	117	116	—	—	6 954	6 435

Accretion	514	460	67	64	11	8	—	—	—	—	592	532

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	714	(184)	—	—	714	(184)

Change in fair value of financial instruments and trading inventory	(117)	27	3	(3)	(8)	(29)	—	—	—	—	(122)	(5)

Bargain purchase gain and revaluations	—	(1 125)	—	—	—	—	—	—	—	—	—	(1 125)

Gain on disposal of assets	(15)	(39)	—	(600)	(8)	(28)	(2)	(325)	—	—	(25)	(992)

Loss on extinguishment of long-term debt	—	—	—	—	—	—	170	—	—	—	170	—

Share-based compensation	(47)	71	12	12	(20)	25	(2)	—	—	—	(57)	108

Settlement of decommissioning and restoration liabilities	(385)	(326)	(47)	(29)	(56)	(35)	—	—	—	—	(488)	(390)

Other	151	(56)	1	(6)	27	10	207	143	—	—	386	91

Current income tax expense	—	—	—	—	—	—	—	—	(2 465)	(1 734)	(2 465)	(1 734)
Adjusted funds from (used in) operations	11 842	10 725	1 610	1 612	3 538	4 268	(679)	(1 546)	(2 465)	(1 734)	13 846	13 325

Change in non-cash working capital											2 114	(981)
Cash flow provided by operating activities											15 960	12 344
34   2024 Fourth Quarter   Suncor Energy Inc.

Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	3 126	2 651	274	228	638	811	(131)	10	(414)	334	3 493	4 034

Capital expenditures including capitalized interest(1)	(941)	(1 068)	(255)	(161)	(352)	(305)	(22)	(18)	—	—	(1 570)	(1 552)
Free funds flow (deficit)	2 185	1 583	19	67	286	506	(153)	(8)	(414)	334	1 923	2 482
Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	11 842	10 725	1 610	1 612	3 538	4 268	(679)	(1 546)	(2 465)	(1 734)	13 846	13 325

Capital expenditures including capitalized interest(1)	(4 340)	(4 096)	(907)	(668)	(1 190)	(1 002)	(46)	(62)	—	—	(6 483)	(5 828)
Free funds flow (deficit)	7 502	6 629	703	944	2 348	3 266	(725)	(1 608)	(2 465)	(1 734)	7 363	7 497

(1)
Excludes capital expenditures related to assets previously held for sale of nil in the fourth quarter and twelve months ended December 31, 2024, compared to nil and $108 million in the fourth quarter and twelve months ended December 31, 2023, respectively.

2024 Fourth Quarter   Suncor Energy Inc.   35

FOURTH QUARTER DISCUSSION
Normalized Free Funds Flow
Normalized free funds flow is a non-GAAP financial measure that is calculated by taking free funds flow and normalizing it for a US$75 WTI price environment, as indicated in the table below. Management uses normalized free funds flow as a more comparable historical measure of free funds flow that holds the business environment constant to measure the company’s progress against its free funds flow growth expectations.
	Business Environment – 2024
	US$75 WTI	Actual	Delta	Adjusted funds from operations sensitivity (Cdn$ millions)	Adjusted funds from operations impact (Cdn$ millions)
WTI (US$/bbl)	75.00	75.70	(0.70)	200	(140)

SYN-WTI (US$/bbl)	2.50	(0.60)	3.10	50	155

WCS-WTI (US$/bbl)	(16.00)	(14.70)	(1.30)	10	(13)

NYH 2-1-1 (US$/bbl)	27.00	22.90	4.10	150	615

Natural gas at AECO	3.00	1.35	1.65	(150)	(247)

Exchange rate average (US$/Cdn$)	0.74	0.73	0.01	(230)	(230)
2024 Adjusted funds from operations business environment impacts					140

2024 Fort Hills acquisition tax benefit					(130)
					10

Add: Adjusted funds from operations – actual					13 846
2024 Adjusted funds from operations – normalized					13 856

Deduct: Capital expenditures including capitalized interest					(6 483)
2024 Free funds flow – normalized					7 373
	Business Environment – 2023
	US$75 WTI	Actual	Delta	Adjusted funds from operations sensitivity (Cdn$ millions)	Adjusted funds from operations impact (Cdn$ millions)
WTI (US$/bbl)	75.00	77.60	(2.60)	200	(520)

SYN-WTI (US$/bbl)	2.50	2.00	0.50	50	25

WCS-WTI (US$/bbl)	(16.00)	(18.60)	2.60	20	52

NYH 2-1-1 (US$/bbl)	27.00	34.40	(7.40)	140	(1 036)

Natural gas at AECO	3.00	2.50	0.50	(160)	(80)

Exchange rate average (US$/Cdn$)	0.74	0.74	—	(200)	—
2023 Adjusted funds from operations business environment impacts					(1 559)

2023 Fort Hills acquisition tax benefit					(880)
					(2 439)

Add: Adjusted funds from operations – actual					13 325
2023 Adjusted funds from operations – normalized					10 886

Deduct: Capital expenditures including capitalized interest(1)					(5 828)
2023 Free funds flow – normalized					5 058

(1)
Excludes capital expenditures related to assets previously held for sale of nil in the fourth quarter and twelve months ended December 31, 2024, compared to nil and $108 million in the fourth quarter and twelve months ended December 31, 2023, respectively.

36   2024 Fourth Quarter   Suncor Energy Inc.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expenses for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this document. Management uses cash operating costs to measure operating performance.
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G expenses for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2024	2023	2024	2023
Refining and marketing gross margin reconciliation

Operating revenues	7 547	8 053	31 341	31 068

Purchases of crude oil and products	(6 123)	(6 448)	(24 915)	(23 867)
	1 424	1 605	6 426	7 201

Other income	58	81	255	224

Non-refining and marketing margin	(56)	(11)	(112)	(50)
Refining and marketing gross margin – FIFO	1 426	1 675	6 569	7 375

Refinery production(1) (mbbls)	47 519	44 756	180 356	163 895
Refining and marketing gross margin – FIFO ($/bbl)	30.00	37.45	36.40	45.00
FIFO and risk management activities adjustment	29	431	107	330
Refining and marketing gross margin – LIFO	1 455	2 106	6 676	7 705
Refining and marketing gross margin – LIFO ($/bbl)	30.60	47.05	37.00	47.00
Refining operating expense reconciliation

Operating, selling and general expense	653	694	2 466	2 558

Non-refining costs	(342)	(351)	(1 277)	(1 340)
Refining operating expense	311	343	1 189	1 218

Refinery production(1) (mbbls)	47 519	44 756	180 356	163 895
Refining operating expense ($/bbl)	6.55	7.65	6.60	7.45

(1)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

2024 Fourth Quarter   Suncor Energy Inc.   37

FOURTH QUARTER DISCUSSION
Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	December 31	December 31
($ millions, except as noted)	2024	2023
Short-term debt	—	494

Current portion of long-term debt	997	—

Long-term debt	9 348	11 087
Total debt(1)	10 345	11 581

Less: Cash and cash equivalents	3 484	1 729
Net debt(1)	6 861	9 852
Shareholders’ equity	44 514	43 279
Total debt plus shareholders’ equity	54 859	54 860
Total debt to total debt plus shareholders’ equity(1) (%)	18.9	21.1
Net debt to net debt plus shareholders’ equity(1) (%)	13.4	18.5

(1)
Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

38   2024 Fourth Quarter   Suncor Energy Inc.

Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
Three months ended	December 31, 2024				December 31, 2023
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	2 682	4 979	7 661	7 661	2 646	4 341	6 987	6 987

Other income (loss)	30	4	34	34	1 374	(11)	1 363	1 363

Purchases of crude oil and products	(695)	(53)	(748)	(748)	(820)	(29)	(849)	(849)

Gross realization adjustment(1)	(32)	(48)	(80)		(1 395)	(52)	(1 447)
Gross realization	1 985	4 882	6 867		1 805	4 249	6 054
Transportation and distribution	(187)	(163)	(350)	(350)	(199)	(195)	(394)	(394)
Price realization	1 798	4 719	6 517		1 606	4 054	5 660
Sales volumes (mbbls)	25 973	49 519	75 492		25 529	42 070	67 599
Price realization per barrel	69.24	95.28	86.32		62.97	96.32	83.72
Twelve months ended	December 31, 2024				December 31, 2023
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	9 924	19 336	29 260	29 260	7 218	18 817	26 035	26 035

Other income (loss)	142	34	176	176	1 519	(50)	1 469	1 469

Purchases of crude oil and products	(2 371)	(188)	(2 559)	(2 559)	(1 758)	(177)	(1 935)	(1 935)

Gross realization adjustment(1)	(130)	(199)	(329)		(1 463)	(294)	(1 757)
Gross realization	7 565	18 983	26 548		5 516	18 296	23 812
Transportation and distribution	(636)	(589)	(1 225)	(1 225)	(567)	(646)	(1 213)	(1 213)
Price realization	6 929	18 394	25 323		4 949	17 650	22 599
Sales volumes (mbbls)	95 447	187 844	283 291		72 795	177 601	250 396
Price realization per barrel	72.65	97.91	89.41		67.97	99.40	90.27

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

2024 Fourth Quarter   Suncor Energy Inc.   39

FOURTH QUARTER DISCUSSION
E&P Price Realizations
Three months ended	December 31, 2024				December 31, 2023
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues	—	363	279	642	—	259	236	495

Transportation and distribution	—	(23)	(3)	(26)	—	(19)	(3)	(22)
Price realization	—	340	276		—	240	233
Sales volumes (mbbls)	—	3 464			—	2 191
Price realization per barrel	—	98.26			—	109.51
Twelve months ended	December 31, 2024				December 31, 2023
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues	—	2 127	671	2 798	306	1 689	694	2 689

Transportation and distribution	—	(81)	(8)	(89)	(9)	(58)	(9)	(76)
Price realization	—	2 046	663		297	1 631	685
Sales volumes (mbbls)	—	19 095			2 729	15 149
Price realization per barrel	—	107.38			109.00	107.62

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. In the fourth quarter of 2024, revenue included a gross-up amount of  $212 million, with an offsetting amount of  $120 million in royalties in the E&P segment and $92 million in income tax expense recorded at the consolidated level. In the twelve months ended December 31, 2024, revenue included a gross-up amount of  $510 million, with an offsetting amount of  $271 million in royalties in the E&P segment and $239 million in income tax expense recorded at the consolidated level. In the fourth quarter of 2023, revenue included a gross-up amount of  $182 million, with an offsetting amount of  $105 million in royalties in the E&P segment and $77 million in income tax expense recorded at the consolidated level. In the twelve months ended December 31, 2023, revenue included a gross-up amount of  $528 million, with an offsetting amount of  $282 million in royalties in the E&P segment and $246 million in income tax expense recorded at the consolidated level.

40   2024 Fourth Quarter   Suncor Energy Inc.

10. COMMON ABBREVIATIONS
The following is a list of abbreviations that may be used in this document:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
GJ	Gigajoule	US$	United States dollars

MW	megawatts
MWh	megawatts per hour	Financial and Business Environment
		Q4	Three months ended December 31
		DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
		WCS	Western Canadian Select
		SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
		MSW	Mixed Sweet Blend
2024 Fourth Quarter   Suncor Energy Inc.   41

FOURTH QUARTER DISCUSSION
11. ADVISORIES
Forward-Looking Statements
This document contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this document include references to:
•
Suncor’s strategy, focus, goals and priorities and the expected benefits therefrom;

•
expectations regarding planned maintenance events, specifically the expectation that scheduled maintenance activities at the Sarnia refinery will commence in first quarter of 2025 and be completed in the second quarter of 2025;

•
Suncor’s expectation that In Situ design and construction of new well pads will maintain existing production levels;

•
statements regarding Suncor’s planned 2025 capital spending program of $6.1 billion to $6.3 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
the expectation that 10 additional new 400 tonne ultra-class haul trucks will be deployed in the first quarter of 2025;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects will help the company manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
the company’s intention to apply for a renewed NCIB subsequent to the expiration of its current NCIB.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
42   2024 Fourth Quarter   Suncor Energy Inc.

Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates, currency exchange rates and potential trade tariffs (including as a result of demand and supply effects resulting from the actions of OPEC+ and/or the impact of armed conflicts in the Middle East, the impact of the Russian invasion of Ukraine and/or the impact of changes to the U.S. government economic policy); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this document, and in the company’s 2023 annual MD&A, the 2023 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this document are made as of the date of this document. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
2024 Fourth Quarter   Suncor Energy Inc.   43

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Revenues and Other Income

Gross revenues (note 4)	13 657	13 589	54 881	52 206

Less: royalties	(1 126)	(779)	(4 192)	(3 114)

Other (loss) income (note 5)	(28)	1 328	445	1 654
	12 503	14 138	51 134	50 746
Expenses

Purchases of crude oil and products	4 796	5 068	19 115	18 215

Operating, selling and general	3 411	3 395	13 059	13 383

Transportation and distribution	510	531	1 842	1 775

Depreciation, depletion, amortization and impairment	1 851	1 598	6 954	6 435

Exploration	10	15	92	74

(Gain) loss on disposal of assets (note 11)	(12)	3	(25)	(992)

Financing expenses (note 7)	847	138	1 910	1 267
	11 413	10 748	42 947	40 157
Earnings before Income Taxes	1 090	3 390	8 187	10 589
Income Tax Expense (Recovery)

Current	414	(334)	2 465	1 734

Deferred	(142)	904	(294)	560
	272	570	2 171	2 294
Net Earnings	818	2 820	6 016	8 295
Other Comprehensive Income (Loss)

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	210	(84)	153	74

Items That Will Not be Reclassified to Earnings:

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes (note 13)	110	(193)	590	128
Other Comprehensive Income (Loss)	320	(277)	743	202
Total Comprehensive Income	1 138	2 543	6 759	8 497
Per Common Share (dollars) (note 8)

Net earnings – basic	0.65	2.18	4.72	6.34

Net earnings – diluted	0.65	2.18	4.72	6.33

Cash dividends	0.57	0.55	2.22	2.11
See accompanying notes to the condensed interim consolidated financial statements.
44   2024 Fourth Quarter   Suncor Energy Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)	December 31 2024	December 31 2023
Assets

Current assets

Cash and cash equivalents	3 484	1 729

Accounts receivable	5 245	5 735

Inventories	5 041	5 365

Income taxes receivable	518	980
Total current assets	14 288	13 809

Property, plant and equipment, net	68 512	67 650

Exploration and evaluation	1 742	1 758

Other assets	1 559	1 710

Goodwill and other intangible assets	3 503	3 528

Deferred income taxes	180	84
Total assets	89 784	88 539
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	—	494

Current portion of long-term debt (note 7)	997	—

Current portion of long-term lease liabilities	599	348

Accounts payable and accrued liabilities	8 161	7 731

Current portion of provisions	958	983

Income taxes payable	32	41
Total current liabilities	10 747	9 597

Long-term debt (note 7)	9 348	11 087

Long-term lease liabilities	3 745	3 478

Other long-term liabilities	1 502	1 488

Provisions (note 12)	11 931	11 610

Deferred income taxes	7 997	8 000

Equity	44 514	43 279
Total liabilities and shareholders’ equity	89 784	88 539
See accompanying notes to the condensed interim consolidated financial statements.
2024 Fourth Quarter   Suncor Energy Inc.   45

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Operating Activities

Net Earnings	818	2 820	6 016	8 295

Adjustments for:

Depreciation, depletion, amortization and impairment	1 851	1 598	6 954	6 435

Deferred income tax (recovery) expense	(142)	904	(294)	560

Accretion (note 7)	148	133	592	532

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 7)	514	(199)	714	(184)

Change in fair value of financial instruments and trading inventory	(59)	(96)	(122)	(5)

Bargain purchase gain and revaluations (notes 5 and 11)	—	(1 125)	—	(1 125)

(Gain) loss on disposal of assets (note 11)	(12)	3	(25)	(992)

Loss on extinguishment of long-term debt (note 7)	144	—	170	—

Share-based compensation	154	68	(57)	108

Settlement of decommissioning and restoration liabilities	(139)	(110)	(488)	(390)

Other	216	38	386	91

Decrease (increase) in non-cash working capital	1 590	284	2 114	(981)
Cash flow provided by operating activities	5 083	4 318	15 960	12 344
Investing Activities

Capital and exploration expenditures	(1 570)	(1 552)	(6 483)	(5 828)

Capital expenditures on assets held for sale	—	—	—	(108)

Acquisitions, net of cash acquired (note 11)	—	(1 682)	—	(2 394)

Proceeds from disposal of assets (note 11)	15	2	51	1 882

Other investments	(27)	(24)	(52)	(83)

(Increase) decrease in non-cash working capital	(96)	(100)	12	20
Cash flow used in investing activities	(1 678)	(3 356)	(6 472)	(6 511)
Financing Activities

Net decrease in short-term debt	—	(1 990)	(503)	(2 343)

Repayment of long-term debt	(1 245)	—	(1 566)	(5)

Issuance of long-term debt (note 7)	—	1 500	—	1 500

Lease liability payments	(143)	(83)	(471)	(331)

Issuance of common shares under share option plans	41	32	385	187

Repurchase of common shares (note 9)	(1 000)	(375)	(2 908)	(2 233)

Distributions relating to non-controlling interest	(4)	(4)	(16)	(16)

Dividends paid on common shares	(713)	(704)	(2 803)	(2 749)
Cash flow used in financing activities	(3 064)	(1 624)	(7 882)	(5 990)
Increase (Decrease) in Cash and Cash Equivalents	341	(662)	1 606	(157)

Effect of foreign exchange on cash and cash equivalents	138	(41)	149	(94)

Cash and cash equivalents at beginning of period	3 005	2 432	1 729	1 980
Cash and Cash Equivalents at End of Period	3 484	1 729	3 484	1 729
Supplementary Cash Flow Information

Interest paid	329	263	914	887

Income taxes paid	229	189	1 751	2 604
See accompanying notes to the condensed interim consolidated financial statements.
46   2024 Fourth Quarter   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2022	22 257	571	974	15 565	39 367	1 337 471
Net earnings	—	—	—	8 295	8 295	—

Foreign currency translation adjustment	—	—	74	—	74	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $42	—	—	—	128	128	—
Total comprehensive income	—	—	74	8 423	8 497	—

Issued under share option plans	199	(18)	—	—	181	4 611

Repurchase of common shares for cancellation (note 9)	(871)	—	—	(1 362)	(2 233)	(51 982)

Change in liability for share repurchase commitment	76	—	—	124	200	—

Share-based compensation	—	16	—	—	16	—

Dividends paid on common shares	—	—	—	(2 749)	(2 749)	—
At December 31, 2023	21 661	569	1 048	20 001	43 279	1 290 100
Net earnings	—	—	—	6 016	6 016	—

Foreign currency translation adjustment	—	—	153	—	153	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $186 (note 13)	—	—	—	590	590	—
Total comprehensive income	—	—	153	6 606	6 759	—

Issued under share option plans	447	(62)	—	—	385	9 796

Repurchase of common shares for cancellation(1) (note 9)	(943)	—	—	(2 013)	(2 956)	(55 564)

Change in liability for share repurchase commitment (note 9)	(44)	—	—	(119)	(163)	—

Share-based compensation (note 6)	—	13	—	—	13	—

Dividends paid on common shares	—	—	—	(2 803)	(2 803)	—
At December 31, 2024	21 121	520	1 201	21 672	44 514	1 244 332

(1)
Includes $48 million of taxes on share repurchases for the twelve months ended December 31, 2024.

See accompanying notes to the condensed interim consolidated financial statements.
2024 Fourth Quarter   Suncor Energy Inc.   47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. BASIS OF PREPARATION
(a) Statement of Compliance
These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2023.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2023.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2023.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
3. NEW IFRS STANDARDS
(a) Adoption of New IFRS Standards
In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The company adopted the amendments on the effective date January 1, 2024, and there was no material impact to the consolidated financial statements as a result of the initial application.
In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments add subsequent measurement requirements for sale and leaseback transactions. The company adopted the amendments on the effective date January 1, 2024, and there was no impact to the consolidated financial statements as a result of the initial application.
48   2024 Fourth Quarter   Suncor Energy Inc.

(b) Recently Announced Accounting Pronouncements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which will replace IAS 1 Presentation of Financial Statements. The new standard will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard will be applied retroactively, with certain transition provisions. The company is currently evaluating the impact of adopting IFRS 18 on the consolidated financial statements.
In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled using an electronic payment system. The amendments are effective January 1, 2026, with early adoption permitted. The company is currently evaluating the impact of these amendments on the consolidated financial statements.
4. SEGMENTED INFORMATION
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenues and Other Income

Gross revenues	5 478	5 095	642	495	7 537	8 002	—	(3)	13 657	13 589

Intersegment revenues	2 183	1 892	—	—	10	51	(2 193)	(1 943)	—	—

Less: Royalties	(939)	(641)	(187)	(138)	—	—	—	—	(1 126)	(779)
Operating revenues, net of royalties	6 722	6 346	455	357	7 547	8 053	(2 193)	(1 946)	12 531	12 810

Other income (loss)	34	1 363	1	21	58	81	(121)	(137)	(28)	1 328
	6 756	7 709	456	378	7 605	8 134	(2 314)	(2 083)	12 503	14 138
Expenses

Purchases of crude oil and products	748	849	—	—	6 123	6 448	(2 075)	(2 229)	4 796	5 068

Operating, selling and general	2 445	2 396	124	97	653	694	189	208	3 411	3 395

Transportation and distribution	350	394	26	22	142	123	(8)	(8)	510	531

Depreciation, depletion, amortization and impairment	1 390	1 214	162	99	269	256	30	29	1 851	1 598

Exploration	9	14	1	1	—	—	—	—	10	15

(Gain) loss on disposal of assets	(6)	—	—	8	(5)	(2)	(1)	(3)	(12)	3

Financing expenses (income)	195	182	18	18	13	17	621	(79)	847	138
	5 131	5 049	331	245	7 195	7 536	(1 244)	(2 082)	11 413	10 748
Earnings (Loss) before Income Taxes	1 625	2 660	125	133	410	598	(1 070)	(1)	1 090	3 390

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	414	(334)

Deferred	—	—	—	—	—	—	—	—	(142)	904
	—	—	—	—	—	—	—	—	272	570
Net Earnings	—	—	—	—	—	—	—	—	818	2 820
Capital and Exploration Expenditures	941	1 068	255	161	352	305	22	18	1 570	1 552
2024 Fourth Quarter   Suncor Energy Inc.   49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenues and Other Income

Gross revenues	20 818	18 569	2 798	2 689	31 266	30 959	(1)	(11)	54 881	52 206

Intersegment revenues	8 442	7 466	—	—	75	109	(8 517)	(7 575)	—	—

Less: Royalties	(3 645)	(2 623)	(547)	(491)	—	—	—	—	(4 192)	(3 114)
Operating revenues, net of royalties	25 615	23 412	2 251	2 198	31 341	31 068	(8 518)	(7 586)	50 689	49 092

Other income (loss)	176	1 469	16	10	255	224	(2)	(49)	445	1 654
	25 791	24 881	2 267	2 208	31 596	31 292	(8 520)	(7 635)	51 134	50 746
Expenses

Purchases of crude oil and products	2 559	1 935	—	—	24 915	23 867	(8 359)	(7 587)	19 115	18 215

Operating, selling and general	9 428	9 329	524	475	2 466	2 558	641	1 021	13 059	13 383

Transportation and distribution	1 225	1 213	89	76	566	521	(38)	(35)	1 842	1 775

Depreciation, depletion, amortization and impairment	5 134	4 902	707	483	996	934	117	116	6 954	6 435

Exploration	86	60	6	14	—	—	—	—	92	74

Gain on disposal of assets	(15)	(39)	—	(600)	(8)	(28)	(2)	(325)	(25)	(992)

Financing expenses	767	670	74	69	65	57	1 004	471	1 910	1 267
	19 184	18 070	1 400	517	29 000	27 909	(6 637)	(6 339)	42 947	40 157
Earnings (Loss) before Income Taxes	6 607	6 811	867	1 691	2 596	3 383	(1 883)	(1 296)	8 187	10 589

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	2 465	1 734

Deferred	—	—	—	—	—	—	—	—	(294)	560
	—	—	—	—	—	—	—	—	2 171	2 294
Net Earnings	—	—	—	—	—	—	—	—	6 016	8 295
Capital and Exploration Expenditures(1)	4 340	4 096	907	668	1 190	1 002	46	62	6 483	5 828

(1)
Excludes capital expenditures related to assets previously held for sale of  $108 million for the twelve months ended December 31, 2023.

50   2024 Fourth Quarter   Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities:
Three months ended December 31	2024			2023
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	4 979	—	4 979	4 341	—	4 341

Bitumen	2 682	—	2 682	2 646	—	2 646
	7 661	—	7 661	6 987	—	6 987
Exploration and Production

Crude oil and natural gas liquids	363	279	642	259	236	495

Natural gas	—	—	—	—	—	—
	363	279	642	259	236	495
Refining and Marketing

Gasoline	3 203	—	3 203	3 166	—	3 166

Distillate	3 681	—	3 681	4 244	—	4 244

Other	663	—	663	643	—	643
	7 547	—	7 547	8 053	—	8 053
Corporate and Eliminations
	(2 193)	—	(2 193)	(1 946)	—	(1 946)
Total Revenue from Contracts with Customers	13 378	279	13 657	13 353	236	13 589
Twelve months ended December 31	2024			2023
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	19 336	—	19 336	18 817	—	18 817

Bitumen	9 924	—	9 924	7 218	—	7 218
	29 260	—	29 260	26 035	—	26 035
Exploration and Production

Crude oil and natural gas liquids	2 127	671	2 798	1 689	994	2 683

Natural gas	—	—	—	—	6	6
	2 127	671	2 798	1 689	1 000	2 689
Refining and Marketing

Gasoline	13 357	—	13 357	13 106	—	13 106

Distillate	15 181	—	15 181	15 283	—	15 283

Other	2 803	—	2 803	2 679	—	2 679
	31 341	—	31 341	31 068	—	31 068
Corporate and Eliminations
	(8 518)	—	(8 518)	(7 586)	—	(7 586)
Total Revenue from Contracts with Customers	54 210	671	54 881	51 206	1 000	52 206
2024 Fourth Quarter   Suncor Energy Inc.   51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. OTHER INCOME (LOSS)
Other income (loss) consists of the following:
	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Energy trading and risk management	29	124	236	307

Investment and interest income(1)(2)	(111)	(98)	107	41

Bargain purchase gain and revaluations(3)	—	1 125	—	1 125

Insurance proceeds and other(1)(4)	54	177	102	181
	(28)	1 328	445	1 654

(1)
Prior period amounts have been reclassified to align with current period presentation of Insurance proceeds and other. For the three and twelve months ended December 31, 2023, $53 million was reclassified from Investment and interest income to Insurance proceeds and other. This reclassification had no effect on net earnings and was within the Oil Sands segment.

(2)
The three and twelve months ended December 31, 2024, includes a $212 million impairment on an equity investment, within the Corporate segment. The three and twelve months ended December 31, 2023, includes a $158 million impairment on an equity investment, within the Corporate segment.

(3)
The three and twelve months ended December 31, 2023, includes a $1.1 billion bargain purchase gain and revaluation (note 11), within the Oil Sands segment.

(4)
The three and twelve months ended December 31, 2024, includes $46 million and $84 million, respectively, of insurance proceeds for the extreme weather damage at the company’s Commerce City refinery, within the Refining and Marketing segment. The three and twelve months ended December 31, 2023, includes a provision reversal related to a third-party byproduct processor arrangement, within the Oil Sands segment.

6. SHARE-BASED COMPENSATION
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Equity-settled plans	3	4	13	16

Cash-settled plans	144	71	497	413
	147	75	510	429
7. FINANCING EXPENSES
	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Interest on debt	168	190	684	783

Interest on lease liabilities	67	61	256	198

Capitalized interest	(72)	(70)	(317)	(255)
Interest expense	163	181	623	726

Interest on partnership liability	11	12	47	49

Interest on pension and other post-retirement benefits	7	4	24	11

Accretion	148	133	592	532

Foreign exchange loss (gain) on U.S. dollar denominated debt	514	(199)	714	(184)

Operational foreign exchange and other	(140)	7	(260)	133

Loss on extinguishment of long-term debt	144	—	170	—
	847	138	1 910	1 267
52   2024 Fourth Quarter   Suncor Energy Inc.

In the fourth quarter of 2024, the company extended the maturity of its syndicated credit facilities from June 2026 to October 2027 and October 2028.
In the fourth quarter of 2024, the company executed a debt tender offer pursuant to which it repaid $1.1 billion CAD equivalent aggregate principal amount of debt above par plus accrued and unpaid interest of $24 million. As a result of the extinguishment, the company incurred charges of $168 million related to accelerated amortization of debt issuance fees. This resulted in a total loss on extinguishment of long-term debt of $144 million ($111 million after tax). The general terms of the notes that were extinguished are as follows:
•
3.00% Series 5 Medium Term Notes, due 2026, with a principal amount of $115 million (partial repayment of $20 million);

•
3.10% Series 6 Medium Term Notes, due 2029, with a principal amount of $79 million (partial repayment of $13 million);

•
5.35% Notes, due 2033, with a principal amount of US$118 million (partial repayment of US$28 million);

•
5.95% Notes, due 2035, with a principal amount of US$199 million (partial repayment of US$22 million);

•
6.50% Notes, due 2038, with a principal amount of US$954 million (partial repayment of US$479 million); and

•
6.80% Notes, due 2038, with a principal amount of US$881 million (partial repayment of US$260 million).

In the third quarter of 2024, the company completed two partial redemptions, resulting in a debt extinguishment loss of $26 million ($23 million after tax). The general terms of the notes that were extinguished are as follows:
•
6.50% Notes, due 2038, with a principal amount of US$1.15 billion (partial repayment of US$196 million); and

•
6.80% Notes, due 2038, with a principal amount of US$900.0 million (partial repayment of US$19 million).

In the fourth quarter of 2023, the company issued $1.5 billion in aggregate principal of senior unsecured notes, consisting of $1.0 billion of Series 9 Medium Term Notes, maturing on November 17, 2025, having a coupon of 5.60% and $500 million of Series 10 Medium Term Notes, maturing on November 17, 2026, having a coupon of 5.40%. Debt issuance costs were $8 million and were netted against the carrying amount of the debt and amortized using the effective interest method.
8. EARNINGS PER COMMON SHARE
	Three months ended December 31		Twelve months ended December 31
($ millions)	2024	2023	2024	2023
Net earnings	818	2 820	6 016	8 295
(millions of common shares)
Weighted average number of common shares	1 255	1 294	1 274	1 308

Dilutive securities:

Effect of share options	1	2	2	2
Weighted average number of diluted common shares	1 256	1 296	1 276	1 310
(dollars per common share)
Basic earnings per share	0.65	2.18	4.72	6.34
Diluted earnings per share	0.65	2.18	4.72	6.33
9. NORMAL COURSE ISSUER BID
Share Repurchase Programs
(thousands of common shares)	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased
2022 Normal Course Issuer Bid	February 8, 2022	February 7, 2023	71 650	5	26 232

Amended 2022 Normal Course Issuer Bid	May 11, 2022	February 7, 2023	143 500	10	91 912

2023 Normal Course Issuer Bid	February 17, 2023	February 16, 2024	132 900	10	47 107

2024 Normal Course Issuer Bid	February 26, 2024	February 25, 2025	128 700	10	52 116
2024 Fourth Quarter   Suncor Energy Inc.   53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
A share buyback tax was substantively enacted during the second quarter of 2024, with an effective date of January 1, 2024, and the company has applied this tax on its share repurchase activities.
The following table summarizes the share repurchase activities during the period:
	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2024	2023	2024	2023
Share repurchase activities (thousands of common shares)

Shares repurchased	18 521	8 453	55 564	51 982
Amounts charged to:

Share capital	315	142	943	871

Retained earnings(1)	704	233	2 013	1 362
Share repurchase cost	1 019	375	2 956	2 233

(1)
Includes $19 million and $48 million of taxes on share repurchases for the three and twelve months ended December 31, 2024, respectively.

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout periods:
($ millions)	December 31 2024	December 31 2023
Amounts charged to:

Share capital	104	60

Retained earnings	209	90
Liability for share purchase commitment	313	150
10. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2023	(20)

Changes in fair value recognized in earnings during the year	114

Cash settlements – paid (received) during the year	(12)
Fair value outstanding at December 31, 2024	82
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using

54   2024 Fourth Quarter   Suncor Energy Inc.

observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.
•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2024, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at December 31, 2024:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	70	83	—	153

Accounts payable	(43)	(28)	—	(71)
	27	55	—	82
During the fourth quarter of 2024, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At December 31, 2024, the carrying value of fixed-term debt accounted for under amortized cost was $10.3 billion (December 31, 2023 – $11.1 billion) and the fair value was $10.1 billion (December 31, 2023 – $11.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
11. ASSET TRANSACTIONS AND VALUATIONS
Oil Sands
Fort Hills:
On February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited (Teck) for $712 million, bringing the company’s working interest in Fort Hills to 68.76%. The acquisition was accounted for as a business combination using the acquisition method.
On November 20, 2023, Suncor completed the acquisition of TotalEnergies EP Canada Ltd. (TotalEnergies Canada), which held the remaining 31.23% working interest in Fort Hills, for a purchase price of $1.468 billion before working capital, closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills. The effective date of the transaction was April 1, 2023. The determination of fair value of the purchase price was based on management’s best estimate as of the closing date.
The following table summarizes the fair value of the net assets acquired for the Teck and TotalEnergies Canada acquisitions:
($ millions)	Teck	TotalEnergies Canada
Cash	3	150

Accounts receivable	35	521

Inventory	37	180

Property, plant and equipment	1 149	2 361

Other assets	3	—

Deferred income tax	—	1 084
Total assets acquired	1 227	4 296
Accounts payable and accrued liabilities	(102)	(527)

Lease liabilities	(284)	(347)

Decommissioning provision	(83)	(392)

Deferred income taxes	(46)	—
Total liabilities assumed	(515)	(1 266)
Net assets acquired	712	3 030
2024 Fourth Quarter   Suncor Energy Inc.   55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As required when an acquirer achieves control in stages, the previously held interest in Fort Hills was re-measured to fair value at the acquisition date. The acquisition date fair value of the previously held interest was estimated to be $3.887 billion and the net carrying value of the Fort Hills assets was $3.904 billion. The company recognized a non-cash revaluation loss of its existing interest of $17 million in other income in the consolidated statements of comprehensive income.
($ millions)	TotalEnergies Canada
Total consideration(1)	1 832

Net assets acquired	(3 030)
Bargain purchase gain	(1 198)
Revaluation loss on existing interest	17

Fair value of pre-existing relationship	56
Bargain purchase gain and revaluations (note 5)	(1 125)

(1)
Total consideration includes working capital as at April 1, 2023.

Meadow Creek:
During the third quarter of 2023, the company recorded after-tax derecognition charges of $192 million ($253 million before-tax) on its Meadow Creek development properties.
Exploration and Production
Sale of United Kingdom Operations:
During the second quarter of 2023, the company completed the sale of its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $607 million ($607 million before-tax).
Corporate
Sale of Wind and Solar Assets:
During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million ($302 million before-tax).
12. PROVISIONS
Suncor’s decommissioning and restoration provision increased by $340 million for the twelve months ended December 31, 2024. The increase was primarily due to a decrease in the credit-adjusted risk-free interest rate to 4.80% (December 31, 2023 – 5.20%).
13. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
For the twelve months ended December 31, 2024, the actuarial gain on employee retirement benefit plans was $590 million (net of taxes of $186 million), mainly due to strong plan assets performance while discount rates were unchanged at 4.60% (December 31, 2023 – 4.60%).
56   2024 Fourth Quarter   Suncor Energy Inc.

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION
QUARTERLY FINANCIAL SUMMARY
(unaudited)
	Quarter Ended					Twelve Months Ended
($ millions, except per share amounts)	Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Gross revenues	13 657	13 905	14 014	13 305	13 589	54 881	52 206

Less: Royalties	(1 126)	(1 017)	(1 125)	(924)	(779)	(4 192)	(3 114)
Operating revenues, net of royalties	12 531	12 888	12 889	12 381	12 810	50 689	49 092
Earnings (loss) before income taxes

Oil Sands	1 625	1 819	1 792	1 371	2 660	6 607	6 811

Exploration and Production	125	272	196	274	133	867	1 691

Refining and Marketing	410	479	593	1 114	598	2 596	3 383

Corporate and Eliminations	(1 070)	124	(398)	(539)	(1)	(1 883)	(1 296)

Income tax expense	(272)	(674)	(615)	(610)	(570)	(2 171)	(2 294)
Net earnings	818	2 020	1 568	1 610	2 820	6 016	8 295
Adjusted operating earnings (loss)(A)

Oil Sands	1 609	1 786	1 745	1 365	1 526	6 505	5 967

Exploration and Production	125	272	196	274	133	867	1 084

Refining and Marketing	410	484	588	1 118	598	2 600	3 367

Corporate and Eliminations	(200)	1	(295)	(319)	(42)	(813)	(1 349)

Income tax expense included in adjusted operating earnings	(378)	(668)	(608)	(621)	(580)	(2 275)	(2 392)
Total	1 566	1 875	1 626	1 817	1 635	6 884	6 677
Adjusted funds from (used in) operations(A)

Oil Sands	3 126	3 165	3 108	2 443	2 651	11 842	10 725

Exploration and Production	274	471	398	467	228	1 610	1 612

Refining and Marketing	638	701	893	1 306	811	3 538	4 268

Corporate and Eliminations	(131)	71	(221)	(398)	10	(679)	(1 546)

Current income tax (expense) recovery	(414)	(621)	(781)	(649)	334	(2 465)	(1 734)
Total	3 493	3 787	3 397	3 169	4 034	13 846	13 325
Change in non-cash working capital	1 590	474	432	(382)	284	2 114	(981)
Cash flow provided by operating activities	5 083	4 261	3 829	2 787	4 318	15 960	12 344
Free funds flow (deficit)(A)(B)

Oil Sands	2 185	2 198	1 671	1 448	1 583	7 502	6 629

Exploration and Production	19	190	169	325	67	703	944

Refining and Marketing	286	406	518	1 138	506	2 348	3 266

Corporate and Eliminations	(153)	59	(227)	(404)	(8)	(725)	(1 608)

Current income tax (expense) recovery	(414)	(621)	(781)	(649)	334	(2 465)	(1 734)
Total	1 923	2 232	1 350	1 858	2 482	7 363	7 497
Per common share

Net earnings – basic	0.65	1.59	1.22	1.25	2.18	4.72	6.34

Net earnings – diluted	0.65	1.59	1.22	1.25	2.18	4.72	6.33

Adjusted operating earnings(A)(C)	1.25	1.48	1.27	1.41	1.26	5.40	5.10

Cash dividends(C)	0.57	0.55	0.55	0.55	0.55	2.22	2.11

Adjusted funds from operations(A)(C)	2.78	2.98	2.65	2.46	3.12	10.87	10.19

Cash flow provided by operating activities(C)	4.05	3.36	2.98	2.16	3.34	12.53	9.44

Free funds flow(A)(B)(C)	1.53	1.76	1.05	1.44	1.92	5.78	5.73
Returns to shareholders

Dividends paid on common shares	713	690	698	702	704	2 803	2 749

Repurchase of common shares	1 000	790	825	293	375	2 908	2 233
Total returns to shareholders	1 713	1 480	1 523	995	1 079	5 711	4 982
Capital and exploration expenditures (including capitalized interest)

Oil Sands	941	967	1 437	995	1 068	4 340	4 096

Exploration and Production(D)	255	281	229	142	161	907	668

Refining and Marketing	352	295	375	168	305	1 190	1 002

Corporate and Eliminations	22	12	6	6	18	46	62
Total capital and exploration expenditures	1 570	1 555	2 047	1 311	1 552	6 483	5 828
See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Fourth Quarter   Suncor Energy Inc.   57

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION
QUARTERLY FINANCIAL SUMMARY (continued)
(unaudited)
	For the twelve months ended
	Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023
Return on capital employed (ROCE)(A)(E)(%)	13.0	15.6	15.6	15.7	16.3

ROCE excluding impairments and impairment reversals(A)(E) (%)	13.0	15.6	15.6	15.7	16.3

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Beginning in the second quarter of 2024, the company included the presentation of free funds flow by segment and on a basic per share basis.

(C)
Presented on a basic per share basis.

(D)
Excludes capital expenditures related to assets previously held for sale of  $108 million for the twelve months ended December 31, 2023.

(E)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
58   2024 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY
(unaudited)
	Quarter Ended					Twelve Months Ended
Oil Sands	Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Production volumes (mbbls/d)
Total Oil Sands bitumen production	951.5	909.6	834.4	932.1	866.2	907.0	819.8
Oil Sands production volumes(A)

Oil Sands operations – SCO, diesel and other products	357.6	329.5	321.6	374.6	288.9	345.8	314.9

Oil Sands operations – Bitumen	180.9	128.5	136.9	120.3	171.5	141.8	123.4

Syncrude – SCO, diesel and bitumen	214.9	213.8	171.1	197.9	208.1	199.5	192.6

Fort Hills – Bitumen	161.7	166.0	166.9	177.6	154.1	168.0	106.4

Inter-asset transfers and consumption	(97.6)	(61.8)	(80.5)	(85.4)	(65.2)	(81.3)	(47.7)
Total Oil Sands production volumes	817.5	776.0	716.0	785.0	757.4	773.8	689.6
Oil Sands – upgraded – net SCO and diesel

Oil Sands operations	357.6	329.5	321.6	374.6	288.9	345.8	314.9

Syncrude	214.9	213.7	166.7	197.9	206.7	198.4	190.9

Inter-asset transfers and consumption	(28.9)	(29.4)	(26.6)	(27.5)	(19.9)	(28.1)	(18.8)
Total Oil Sands – upgraded – net SCO and diesel production	543.6	513.8	461.7	545.0	475.7	516.1	487.0
Oil Sands – non-upgraded bitumen

Oil Sands operations	180.9	128.5	136.9	120.3	171.5	141.8	123.4

Fort Hills	161.7	166.0	166.9	177.6	154.1	168.0	106.4

Syncrude	—	0.1	4.4	—	1.4	1.1	1.7

Inter-asset transfers	(68.7)	(32.4)	(53.9)	(57.9)	(45.3)	(53.2)	(28.9)
Total Oil Sands – non-upgraded bitumen production	273.9	262.2	254.3	240.0	281.7	257.7	202.6
Oil Sands production volumes to market

Upgraded – net SCO and diesel	543.6	513.8	461.7	545.0	475.7	516.1	487.0

Non-upgraded bitumen	273.9	262.2	254.3	240.0	281.7	257.7	202.6
Total Oil Sands production volumes	817.5	776.0	716.0	785.0	757.4	773.8	689.6
Oil Sands sales volumes (mbbls/d)

Upgraded – net SCO and diesel	538.3	510.3	453.8	550.3	457.3	513.2	486.6

Non-upgraded bitumen	282.3	254.2	272.6	233.8	277.5	260.8	199.4
Total Oil Sands sales volumes	820.6	764.5	726.4	784.1	734.8	774.0	686.0
Oil Sands operations cash operating costs(1)(B) ($ millions)

Cash costs	1 235	1 045	1 123	1 107	1 199	4 510	4 325

Natural gas	80	40	65	103	107	288	426
	1 315	1 085	1 188	1 210	1 306	4 798	4 751
Oil Sands operations cash operating costs(1)(B) ($/bbl)*

Cash costs	24.95	24.80	26.90	24.55	28.30	25.30	27.05

Natural gas	1.60	0.95	1.55	2.30	2.50	1.60	2.65
	26.55	25.75	28.45	26.85	30.80	26.90	29.70
Fort Hills cash operating costs(1)(B)(C) ($ millions)

Cash costs	493	501	453	505	382	1 952	1 274

Natural gas	17	9	12	26	16	64	61
	510	510	465	531	398	2 016	1 335
Fort Hills cash operating costs(1)(B)(C) ($/bbl)*

Cash costs	33.15	32.80	29.80	31.20	26.95	31.75	32.85

Natural gas	1.10	0.60	0.80	1.65	1.15	1.05	1.55
	34.25	33.40	30.60	32.85	28.10	32.80	34.40
Syncrude cash operating costs(1)(B) ($ millions)

Cash costs	637	643	615	620	629	2 515	2 523

Natural gas	12	6	10	22	19	50	88
	649	649	625	642	648	2 565	2 611
Syncrude cash operating costs(1)(B) ($/bbl)*

Cash costs	32.20	32.70	39.50	34.45	32.85	34.45	35.90

Natural gas	0.60	0.30	0.65	1.25	1.00	0.70	1.25
	32.80	33.00	40.15	35.70	33.85	35.15	37.15

(A)
Beginning in the first quarter of 2024, to better reflect the company’s individual asset performance, the company revised the presentation of its production volumes to include a gross production view for individual assets. Prior period amounts have been revised to reflect this change.

(B)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(C)
On February 2, 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills. On November 20, 2023, Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Fourth Quarter   Suncor Energy Inc.   59

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)
	Quarter Ended					Twelve Months Ended
Oil Sands Segment Operating Netbacks(A)(B)	Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Non-upgraded bitumen ($/bbl)

Average price realized	76.43	79.37	88.08	72.52	70.76	79.31	75.78

Royalties	(12.13)	(10.77)	(13.29)	(10.41)	(10.62)	(11.71)	(10.16)

Transportation and distribution costs	(7.19)	(6.49)	(5.62)	(7.41)	(7.79)	(6.66)	(7.81)

Net operating expenses	(19.65)	(22.93)	(19.94)	(22.74)	(17.91)	(21.22)	(20.56)
Operating netback	37.46	39.18	49.23	31.96	34.44	39.72	37.25
Upgraded – net SCO and diesel ($/bbl)

Average price realized	98.58	103.52	110.20	93.64	100.97	101.05	103.02

Royalties	(12.58)	(14.32)	(16.25)	(11.19)	(8.80)	(13.45)	(10.60)

Transportation and distribution costs	(3.30)	(2.95)	(3.71)	(2.67)	(4.65)	(3.14)	(3.62)

Net operating expenses	(35.31)	(33.39)	(39.28)	(34.49)	(40.96)	(35.48)	(38.92)
Operating netback	47.39	52.86	50.96	45.29	46.56	48.98	49.88
Average Oil Sands segment ($/bbl)

Average price realized	90.96	95.49	101.90	87.34	89.56	93.73	95.10

Royalties	(12.43)	(13.14)	(15.14)	(10.96)	(9.49)	(12.87)	(10.48)

Transportation and distribution costs	(4.64)	(4.13)	(4.42)	(4.10)	(5.84)	(4.32)	(4.83)

Net operating expenses	(29.92)	(29.91)	(32.02)	(30.98)	(32.26)	(30.68)	(33.58)
Operating netback	43.97	48.31	50.32	41.30	41.97	45.86	46.21

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(B)
Netbacks are based on sales volumes. Impact of inventory writedown is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
60   2024 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)
	Quarter Ended					Twelve Months Ended
Exploration and Production	Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Production volumes
E&P Canada (mbbls/d)	50.3	52.6	49.0	46.7	45.3	49.7	44.4

E&P International (mbbls/d)	7.2	—	5.6	3.6	5.4	4.1	11.7
Total production volumes (mbbls/d)	57.5	52.6	54.6	50.3	50.7	53.8	56.1

Total sales volumes (mbbls/d)	44.8	70.1	46.8	63.3	29.2	56.2	52.9
Operating netbacks(A)(B)

E&P Canada ($/bbl)

Average price realized	104.85	111.40	117.08	111.73	118.20	111.61	111.49

Royalties	(19.45)	(14.63)	(9.43)	(14.68)	(15.10)	(14.50)	(13.82)

Transportation and distribution costs	(6.59)	(2.16)	(5.69)	(4.21)	(8.69)	(4.23)	(3.87)

Operating costs	(25.29)	(17.90)	(27.23)	(21.46)	(31.23)	(22.06)	(20.17)
Operating netback	53.52	76.71	74.73	71.38	63.18	70.82	73.63
E&P International (excluding Libya) ($/bbl)(C)

Average price realized	—	—	—	—	—	—	112.16

Transportation and distribution costs	—	—	—	—	—	—	(3.16)

Operating costs	—	—	—	—	—	—	(15.03)
Operating netback	—	—	—	—	—	—	93.97

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

(C)
In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Fourth Quarter   Suncor Energy Inc.   61

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)
	Quarter Ended					Twelve Months Ended
Refining and Marketing	Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Refined product sales (mbbls/d)	613.3	612.3	594.7	581.0	575.5	600.4	553.1

Crude oil processed (mbbls/d)	486.2	487.6	430.5	455.3	455.9	465.0	420.7

Rack forward sales volume (ML)	5 609	5 955	5 592	5 108	5 286	22 264	20 458

Utilization of refining capacity (%)	104	105	92	98	98	100	90
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(A)	30.00	32.25	37.65	46.65	37.45	36.40	45.00

Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(A)	30.60	35.85	36.35	45.75	47.05	37.00	47.00

Rack forward gross margin (cpl)(A)	7.35	7.30	6.25	5.00	6.90	6.50	6.55

Refining operating expense ($/bbl)(A)(B)	6.55	5.80	6.95	7.15	7.65	6.60	7.45

Rack forward operating expense (cpl)(A)	3.45	3.10	3.10	3.20	4.20	3.25	3.45
Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	127.2	121.6	112.9	112.6	115.2	118.6	112.2

Distillate	121.3	120.4	105.0	118.4	110.1	116.3	104.3
Total transportation fuel sales	248.5	242.0	217.9	231.0	225.3	234.9	216.5

Petrochemicals	9.5	6.3	10.3	13.7	8.1	10.0	10.6

Asphalt	20.8	24.2	15.3	15.8	17.6	19.1	18.4

Other	27.0	19.6	23.4	24.6	21.9	23.6	22.9
Total refined product sales	305.8	292.1	266.9	285.1	272.9	287.6	268.4
Crude oil supply and refining

Processed at refineries (mbbls/d)	232.4	235.4	169.8	216.5	217.8	213.6	212.4

Utilization of refining capacity (%)	105	106	76	98	98	96	96
Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	133.1	135.0	140.0	130.9	129.0	134.7	115.8

Distillate	142.2	146.3	152.0	141.7	141.3	145.6	139.6
Total transportation fuel sales	275.3	281.3	292.0	272.6	270.3	280.3	255.4

Asphalt	11.7	16.6	13.4	5.4	11.6	11.8	10.8

Other	20.5	22.3	22.4	17.9	20.7	20.7	18.5
Total refined product sales	307.5	320.2	327.8	295.9	302.6	312.8	284.7
Crude oil supply and refining

Processed at refineries (mbbls/d)	253.8	252.2	260.7	238.8	238.1	251.4	208.3

Utilization of refining capacity (%)	104	103	107	98	98	103	85

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(B)
In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the quarterly operating summaries.
62   2024 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	December 31, 2024			September 30, 2024
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 682	4 979	7 661	2 362	4 883	7 245

Other income (loss)	30	4	34	(7)	22	15

Purchases of crude oil and products	(695)	(53)	(748)	(468)	(18)	(486)

Gross realization adjustment(2)	(32)	(48)		(33)	(27)
Gross realizations	1 985	4 882		1 854	4 860

Royalties	(315)	(624)	(939)	(251)	(672)	(923)

Transportation and distribution	(187)	(163)	(350)	(152)	(139)	(291)

Operating, selling and general (OS&G)	(551)	(1 894)	(2 445)	(615)	(1 608)	(2 223)

OS&G adjustment(3)	41	144		79	42
Net operating expenses	(510)	(1 750)		(536)	(1 566)
Operating netback	973	2 345		915	2 483

Sales volumes (mbbls)	25 973	49 519		23 383	46 952
Operating netback per barrel	37.46	47.39		39.18	52.86
	June 30, 2024			March 31, 2024
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 818	4 614	7 432	2 062	4 860	6 922

Other income (loss)	60	12	72	59	(4)	55

Purchases of crude oil and products	(651)	(45)	(696)	(557)	(72)	(629)

Gross realization adjustment(2)	(43)	(30)		(22)	(94)
Gross realizations	2 184	4 551		1 542	4 690

Royalties	(330)	(671)	(1 001)	(222)	(560)	(782)

Transportation and distribution	(139)	(153)	(292)	(158)	(134)	(292)

OS&G	(572)	(1 706)	(2 278)	(582)	(1 900)	(2 482)

OS&G adjustment(3)	77	81		98	174
Net operating expenses	(495)	(1 625)		(484)	(1 726)
Operating netback	1 220	2 102		678	2 270

Sales volumes (mbbls)	24 811	41 296		21 280	50 077
Operating netback per barrel	49.23	50.96		31.96	45.29

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Fourth Quarter   Suncor Energy Inc.   63

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	December 31, 2023
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 646	4 341	6 987

Other income (loss)	1 374	(11)	1 363

Purchases of crude oil and products	(820)	(29)	(849)

Gross realization adjustment(2)	(1 395)	(52)
Gross realizations	1 805	4 249

Royalties	(271)	(370)	(641)

Transportation and distribution	(199)	(195)	(394)

OS&G(C)	(573)	(1 823)	(2 396)

OS&G adjustment(3)	116	100
Net operating expenses	(457)	(1 723)
Operating netback	878	1 961

Sales volumes (mbbls)	25 529	42 070
Operating netback per barrel	34.44	46.56

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
On November 20, 2023 (quarter ended Dec 31), Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
64   2024 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	December 31, 2024			December 31, 2023
Year ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	9 924	19 336	29 260	7 218	18 817	26 035

Other income (loss)	142	34	176	1 519	(50)	1 469

Purchases of crude oil and products	(2 371)	(188)	(2 559)	(1 758)	(177)	(1 935)

Gross realization adjustment(2)	(130)	(199)		(1 463)	(294)
Gross realizations	7 565	18 983		5 516	18 296

Royalties	(1 118)	(2 527)	(3 645)	(740)	(1 883)	(2 623)

Transportation and distribution	(636)	(589)	(1 225)	(567)	(646)	(1 213)

OS&G(C)	(2 320)	(7 108)	(9 428)	(1 859)	(7 470)	(9 329)

OS&G adjustment(3)	295	441		360	558
Net operating expenses	(2 025)	(6 667)		(1 499)	(6 912)
Operating netback	3 786	9 200		2 710	8 855

Sales volumes (mbbls)	95 447	187 844		72 795	177 601
Operating netback per barrel	39.72	48.98		37.25	49.88

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
On February 2, 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills. On November 20, 2023, Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Fourth Quarter   Suncor Energy Inc.   65

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	December 31, 2024				September 30, 2024
Quarter Ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	363	279	642	—	718	—	718

Royalties	—	(67)	(120)	(187)	—	(94)	—	(94)

Transportation and distribution	—	(23)	(3)	(26)	—	(14)	—	(14)

OS&G	—	(96)	(28)	(124)	—	(121)	(18)	(139)

Non-production costs(6)	—	9			—	6
Operating netback	—	186			—	495

Sales volumes (mbbls)	—	3 464			—	6 451
Operating netback per barrel	—	53.52			—	76.71
	June 30, 2024				March 31, 2024
Quarter Ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	437	236	673	—	609	156	765

Royalties	—	(35)	(89)	(124)	—	(80)	(62)	(142)

Transportation and distribution	—	(21)	(3)	(24)	—	(23)	(2)	(25)

OS&G	—	(109)	(11)	(120)	—	(128)	(13)	(141)

Non-production costs(6)	—	7			—	11
Operating netback	—	279			—	389

Sales volumes (mbbls)	—	3 748			—	5 432
Operating netback per barrel	—	74.73			—	71.38
	December 31, 2023
Quarter Ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	259	236	495

Royalties	—	(33)	(105)	(138)

Transportation and distribution	—	(19)	(3)	(22)

OS&G	(5)	(75)	(17)	(97)

Non-production costs(6)	5	6
Operating netback	—	138

Sales volumes (mbbls)	—	2 191
Operating netback per barrel	—	63.18

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.
66   2024 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	December 31, 2024				December 31, 2023
Year ended	E&P International(C)	E&P Canada	Other(4)(5)	E&P Segment	E&P International(C)	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	2 127	671	2 798	306	1 689	694	2 689

Royalties	—	(276)	(271)	(547)	—	(209)	(282)	(491)

Transportation and distribution	—	(81)	(8)	(89)	(9)	(58)	(9)	(76)

OS&G	—	(454)	(70)	(524)	(58)	(342)	(75)	(475)

Non-production costs(6)	—	33			17	37
Operating netback	—	1 349			256	1 117

Sales volumes (mbbls)	—	19 095			2 729	15 149
Operating netback per barrel	—	70.82			93.97	73.63

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

(C)
In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Fourth Quarter   Suncor Energy Inc.   67

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Refining and Marketing
($ millions, except as noted)
	Quarter Ended					Twelve Months Ended
Refining and marketing gross margin reconciliation	Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Operating revenues	7 547	8 124	8 057	7 613	8 053	31 341	31 068

Purchases of crude oil and products	(6 123)	(6 685)	(6 519)	(5 588)	(6 448)	(24 915)	(23 867)
	1 424	1 439	1 538	2 025	1 605	6 426	7 201

Other income	58	80	43	74	81	255	224

Non-refining and marketing margin(7)	(56)	(1)	(13)	(42)	(11)	(112)	(50)
Refining and marketing gross margin – FIFO(A)	1 426	1 518	1 568	2 057	1 675	6 569	7 375

Refinery production (mbbls)(8)	47 519	47 094	41 669	44 074	44 756	180 356	163 895
Refining and marketing gross margin – FIFO ($/bbl)(A)	30.00	32.25	37.65	46.65	37.45	36.40	45.00
FIFO loss (gain) and risk management activities adjustment(B)	29	171	(53)	(40)	431	107	330
Refining and marketing gross margin – LIFO(A)(B)	1 455	1 689	1 515	2 017	2 106	6 676	7 705
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	30.60	35.85	36.35	45.75	47.05	37.00	47.00
Rack forward gross margin

Refining and marketing gross margin – FIFO(A)	1 426	1 518	1 568	2 057	1 675	6 569	7 375

Refining and supply gross margin	(1 014)	(1 085)	(1 218)	(1 802)	(1 311)	(5 119)	(6 031)
Rack forward gross margin(A)(9)	412	433	350	255	364	1 450	1 344

Sales volume (ML)	5 609	5 955	5 592	5 108	5 286	22 264	20 458

Rack forward gross margin (cpl)(A)	7.35	7.30	6.25	5.00	6.90	6.50	6.55
Refining and rack forward operating expense reconciliation

Operating, selling and general	653	592	603	618	694	2 466	2 558

Less: Rack forward operating expense(A)(10)	195	186	174	165	222	720	705

Less: Other operating expenses(D)(11)	147	133	139	138	129	557	635
Refining operating expense(A)(D)	311	273	290	315	343	1 189	1 218

Refinery production (mbbls)(8)	47 519	47 094	41 669	44 074	44 756	180 356	163 895
Refining operating expense ($/bbl)(A)(D)	6.55	5.80	6.95	7.15	7.65	6.60	7.45
Sales volume (ML)	5 609	5 955	5 592	5 108	5 286	22 264	20 458

Rack forward operating expense (cpl)(A)	3.45	3.10	3.10	3.20	4.20	3.25	3.45

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Refining and marketing gross margin – LIFO excludes the impact of risk management activities.

(C)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(D)
In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the quarterly operating summaries.
68   2024 Fourth Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Refining and Marketing
Suncor custom 5-2-2-1 index(A)(12)
(US$/bbl, except as noted)		Quarter Ended					Twelve Months Ended
(average for the three months and twelve months ended)		Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
WTI crude oil at Cushing		70.30	75.15	80.55	76.95	78.35	75.70	77.60

SYN crude oil at Edmonton		71.15	76.45	83.35	69.55	78.65	75.10	79.60

WCS at Hardisty		57.75	61.65	67.00	57.60	56.45	61.00	59.00
New York Harbor 2-1-1 crack(B)		18.80	21.05	24.75	27.05	28.60	22.90	34.40

Chicago 2-1-1 crack(B)		13.85	19.35	18.85	19.80	17.10	17.95	26.15
Product value

New York Harbor 2-1-1 crack(C)	40%	35.65	38.50	42.10	41.60	42.80	39.45	44.80

Chicago 2-1-1 crack(D)	40%	33.65	37.80	39.75	38.70	38.20	37.45	41.50

WTI	20%	14.05	15.05	16.10	15.40	15.65	15.15	15.50

Seasonality factor		6.50	5.00	5.00	6.50	6.50	5.75	5.75
		89.85	96.35	102.95	102.20	103.15	97.80	107.55
Crude value

SYN	40%	28.45	30.60	33.35	27.80	31.45	30.05	31.85

WCS	40%	23.10	24.65	26.80	23.05	22.60	24.40	23.60

WTI	20%	14.05	15.05	16.10	15.40	15.65	15.15	15.50
		65.60	70.30	76.25	66.25	69.70	69.60	70.95
Suncor custom 5-2-2-1 index		24.25	26.05	26.70	35.95	33.45	28.20	36.60
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		33.95	35.50	36.55	48.50	45.55	38.65	49.40

(A)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(B)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(C)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Fourth Quarter   Suncor Energy Inc.   69

Operating Summary Information
Non-GAAP and Other Financial Measures
Certain financial measures in this Supplemental Financial and Operating Information – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, free funds flow, measures contained in return on capital employed (ROCE) and ROCE excluding impairments and impairment reversals, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense, net debt, total debt and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective Quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Report). Adjusted funds from (used in) operations, free funds flow and measures contained in ROCE and ROCE excluding impairments and impairment reversals, net debt and total debt are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.
Oil Sands Operating Netbacks
Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.
Exploration and Production (E&P) Operating Netbacks
E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.
Definitions
(1)
Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third- party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated from cogeneration units and sold that is recorded in operating revenue.

(4)
Reflects other E&P assets, such as Libya, for which netbacks are not provided.

(5)
Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.

(6)
Reflects adjustments for general and administrative costs not directly attributed to production.

(7)
Reflects adjustments for intersegment marketing fees.

(8)
Refining production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustment for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

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(9)
Rack forward operating revenues, other income less purchases of crude oil and products.

(10)
Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

(11)
Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain general and administrative costs not directly attributable to refinery production.

(12)
The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

Explanatory Notes
*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations
bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
cpl	– cents per litre
ML	– million litres
WTI	– West Texas Intermediate
SYN	– Synthetic crude oil benchmark
WCS	– Western Canadian Select
Metric Conversion
1 m3 (cubic metre) = approximately 6.29 barrels
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